

NW Natural

Shaping Our Future

2001 ANNUAL REPORT


02027340

Corporate Profile

NW Natural, a 143-year-old company headquartered in Portland, Oregon, is one of the fastest growing natural gas local distribution companies in the country.

The Company serves more than 540,000 customers in northwest Oregon and southwest Washington, including the Portland-Vancouver metropolitan area, the Willamette Valley, the northern Oregon coast and the Columbia River Gorge. More than 200,000 customers have been added to NW Natural's distribution system in the past 10 years.

In keeping with its steady growth, NW Natural has increased annual dividends paid to shareholders every year for 46 consecutive years.

NW Natural purchases gas for its core market from a variety of suppliers in the western United States and Canada. In addition, the Company operates an underground gas storage facility in Columbia County, Oregon, and leases additional gas storage outside its service area. NW Natural also operates two liquefied natural gas plants in its service area.

Financial Briefs

	2001	2000	Percent increase (decrease)
Earnings			
Financial facts ($000):			
Net operating revenues	276,011	257,950	7
Net income	50,187	50,224	-
Earnings applicable to common stock	47,786	47,768	-
Financial ratios (%):			
Return on average common equity	10.4	10.8	(4)
Capital structure at year-end			
Long-term debt	43.0	45.1	
Preferred and preference stock	3.8	3.9	
Common stock equity	53.2	51.0	
Common stock			
Shareholder data:			
Common shareholders	10,359	10,850	(5)
Average shares outstanding (000)	25,159	25,183	-
Per share data ($):			
Basic earnings	1.90	1.90	-
Diluted earnings	1.88	1.88	-
Dividends paid on common stock	1.245	1.240	-
Book value at year-end	18.56	17.93	4
Market value at year-end	25.50	26.50	(4)
Operating highlights			
Gas sales and transportation deliveries (000 therms):	1,123,287	1,179,773	(5)
Degree days (20-year average 4,202)	4,325	4,418	(2)
Customers at year-end	540,931	523,406	3
Number of utility employees	1,284	1,315	(2)

Dividends paid on common stock *Payment date (per share)*	2001	2000
February 15	$0.310	$0.310
May 15	0.310	0.310
August 15	0.310	0.310
November 15	0.315	0.310
Total dividends paid	$1.245	$1.240



Washington
Oregon
Astoria
Mist
Vancouver
The Dalles
Portland
Molalla
Salem
Lincoln City
Newport
Albany
Eugene
Coos Bay
Williams Northwest Pipeline
NW Natural gas transmission line
Kelso Beaver (KB) Pipeline
Proposed pipelines to Molalla and Coos Bay
Service territory
LNG plant
District offices
Mist underground storage
Propane system



DIVIDENDS PAID PER SHARE
(IN DOLLARS)
$1.26
$1.24
$1.22
$1.20
$1.18
$1.16
$1.14
96
97
98
99
00
01

Annual dividends paid per share in 2001 increased for the 46th consecutive year, a growth record matched by few companies.



EARNINGS PER SHARE
(IN DOLLARS)
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
96
97
98
99
00
01
DILUTED EARNINGS PER SHARE
LOSS OF 50 CENTS PER SHARE IN 1998 DUE TO ASSET IMPAIRMENT CHARGES

Diluted earnings were $1.88 per share in 2001, matching the second highest earnings in Company history.

Shaping Our Future means setting our own course,

rather than letting circumstances dictate the way. It is the difference between passively reacting to change and boldly stepping forth to create the future we want.

NW NATURAL IS PURSUING STRATEGIC GROWTH TO DIRECT ITS OWN DESTINY

INNOVATION
NW Natural seized opportunities presented by fluctuating energy prices to provide natural gas for local electric generation. New technology helped NW Natural serve customers more efficiently.
Page 9



STORAGE
NW Natural increased gas deliverability from its storage fields near Mist, Oregon, to local and interstate pipelines. With FERC approval for interstate storage sales, NW Natural also provided underground storage service to other companies.
Page 10



PUBLIC POLICY
The Company proposed a regulatory mechanism that would add greater predictability to earnings. The Oregon Legislature approved a bill requiring regulators during rate-setting to consider a utility's ability to raise capital.
Page 13



MARKETING
In Newport's South Beach, industrial customers have access to natural gas for the first time. In Clark County, creative marketing is bringing natural gas to eager conversion customers. In the residential arena, the multi-family market is growing beyond expectations.
Page 14



WORKFORCE DEVELOPMENT
New policies set the stage for a more flexible, high-performance workforce. Two wide-reaching projects developed standardized work procedures as well as bidding and job qualifications. The Company adopted a Diversity Vision and began diversity training company wide.
Page 17



On the cover:
The sun rises over the grapevines of Alpine Vineyards in the foothills of the Oregon Coast Range, marking the start of a new day — and illuminating new horizons.

CONTENTS

Letter from the Chairman

The challenges of 2001 did not keep NW Natural from delivering strong earnings results and bright prospects for the future.

SUCCESSFUL PERFORMANCE CREATES NEW OPPORTUNITIES

To Our Shareholders:

In 2001, NW Natural had a choice: To accept the status quo or to work proactively to shape our future.

We chose the latter.

NW Natural not only overcame major challenges in its core business, but also set forth on an exciting course for the future. We put into place new initiatives to support future growth and entered into a significant agreement to purchase Portland General Electric (PGE) from Enron. If completed, the PGE acquisition will more than triple NW Natural's assets and create a solid and broadened platform for growth.



Mark Dodson, President & COO — Richard Reiten, Chairman & CEO

Meeting the challenges

Foremost among the challenges we faced in 2001 were high gas prices and a weakened economy. Both contributed to reduced consumption of natural gas, a slowdown in customer conversions and an increase in delinquent customer bills. We also faced significant increases in health care costs and property taxes.

It is a testament to the fundamental strength of NW Natural and the talent and dedication of its employees that, despite these challenges, we were able to meet our strategic objectives and exceed our financial goals for the year.

In 2001, we achieved:

- Earnings from continuing operations of $1.88 a diluted share, up from $1.79 a share in 2000.
- Acquisition of 17,525 new customers, for a growth rate of 3.3 percent, more than twice the national average.
- An increase in margins from residential and commercial customers of 3 percent compared to 2000.
- An increase in margins of $4.6 million, contributing 11 cents a share to earnings, from natural gas service for new electric generation projects.
- Earnings of $2.1 million, or 8 cents a share, from our new interstate storage services business.

In the spring of 2001, your Board of Directors appointed Mark Dodson to the position of President and Chief Operating Officer. He previously served four years as Senior Vice President and General Counsel. Mark's value-based leadership is providing a strong focus on current financial results while leading the efforts to adjust our strategic planning to the rapid changes in Western energy markets. It is a pleasure for me to work side by side with Mark in his new responsibilities.

Consumption drops as prices rise

When 2001 began, customers were already cutting back their gas usage in response to high gas prices. That trend continued through the year. A soft economy further reduced commercial and industrial gas sales and discouraged residential conversions.

By year-end, the reduction in gas consumption cost us approximately $11 million, or 26 cents a share.

NW Natural recognized these trends early and developed a strategy to offset them. In May, a task force of managers identified cost-saving measures that would help the Company meet its earnings target despite reduced consumption. By year-end, they had achieved $2.5 million in budget cuts throughout the Company.

But we didn't stop there. We proposed a new regulatory mechanism that would stabilize our earnings in the future when consumption changes due to weather, gas prices or other factors.

Our "conservation tariff" is now being considered by the Oregon Public Utility Commission. The tariff would align the need to manage the Company profitably with the needs of customers to manage their utility bills. Simply put, it would protect customers against higher bills when their consumption goes up and protect the Company from major revenue losses when consumption goes down.


TOTAL CUSTOMERS
(IN THOUSANDS)
550
500
450
400
350
300
91 92 93 94 95 96 97 98 99 00 01

The Company added 17,525 new customers in 2001, expanding its customer base by 3.3 percent. In the past 10 years, the Company has added more than 200,000 new customers.

In addition to these efforts to reduce costs and protect against future losses, we were aggressive in 2001 in pursuing growth.

Pursuing growth in the core business

To respond to high energy prices while continuing to stimulate growth in our core market, the Company developed a targeted promotional campaign that offered $400 rebates for customers purchasing high-efficiency gas furnaces. In addition, NW Natural launched an innovative partnership with HVAC (heating, ventilation and air conditioning) distributors. Through that partnership, we provided conversion leads to distributors in exchange for their contributions to natural gas advertising, promotion and funding of the rebate.

We also expanded the boundaries of our distribution system.

In 2001, we seized the opportunity to partner with the City of Newport to cross under Yaquina Bay and expand service to the South Beach area. The City was laying new sewer and water lines under the bay. We shared the costs and laid our gas pipeline in the City's conduit. Within weeks of the crossing, nearly all of the commercial and industrial customers in the South Beach district had signed up for natural gas service.

A new definition of profitable growth

Our 2001 strategic planning process prompted a hard look at how we define and achieve profitable growth.

As a result, we made some significant changes to the model we use to determine profitability when adding new customers. The updated model helps ensure a near-term return on new customers. We are carefully combining targeted marketing with improved construction practices to achieve growth that is more immediately profitable. The results showed in 2001: NW Natural grew its customer base at twice the national average, while ensuring a strong return on those adds from the start.

New business ventures yield results

Soaring electricity prices in 2000 and early 2001 spurred many electric utilities and industrial customers to investigate developing their own natural gas-fired electric generation. We took advantage of the opportunity by providing transportation services to some of these customers and, in some cases, purchasing the gas for them. These contracts contributed $4.7 million of margin in 2001, and some extend into the first half of 2002.

Gas storage proves its value

Gas storage continues to give us a clear competitive advantage in the marketplace as well as new growth opportunities.

In 2001, NW Natural launched an interstate storage business to take advantage of the Company's prolific underground reservoirs near Mist, Oregon. In May, the Federal Energy Regulatory Commission gave its approval for the Company to sell storage services to customers outside its service territory. Outside companies were interested in using gas storage to hedge against volatile gas prices.

NW Natural signed contracts with five natural gas utilities and marketers in the Northwest. Those agreements produced $2.1 million in net income in 2001.


GAS SALES AND TRANSPORTATION DELIVERIES
(IN MILLIONS OF THERMS)
1,400
1,200
1,000
800
600
400
200
91 92 93 94 95 96 97 98 99 00 01
RESIDENTIAL, COMMERCIAL AND INDUSTRIAL FIRM SALES
INDUSTRIAL INTERRUPTIBLE SALES
TRANSPORTATION

Gas sales and transportation deliveries were 1.123 billion therms in 2001, the fourth highest in the Company's history.

We also made great progress on our South Mist Pipeline Extension last year. The proposed 60-mile transmission line will increase the Company's ability to deliver gas from its Mist underground storage field to Portland's fastest growing areas. In March 2001, the Company applied for a siting permit with Oregon's Energy Facility Siting Council (EFSC). In September the EFSC staff deemed the application complete. A final order is expected this fall.

Managing gas supply costs

Through strategic gas purchases and sophisticated hedging techniques, our Gas Supply Department saved $15 million in purchased gas costs in the last three months of the year. NW Natural returns to Oregon customers two-thirds of any savings achieved when the Company buys gas at less than the cost embedded in rates. The Company retains the remaining one-third of the savings for its shareholders. In Washington, 100 percent of the savings are returned to customers. In the last quarter of the year, NW Natural was able to retain $5.2 million of margin, equivalent to 13 cents a share, through its gas purchasing program. Savings on gas purchases continued into the first quarter of 2002.

In every aspect of our operations, NW Natural had a great year. We met the short-term challenges while setting the stage for future growth.

Shaping a new future

In October 2001, the Company announced it had reached agreement with Enron to purchase Portland General Electric Company. If completed, the acquisition will bring together Oregon's largest natural gas and electric utilities, creating a company with $5 billion in combined assets and more than 1.25 million customers. PGE's and NW Natural's overlapping service territories and complementary infrastructure create significant opportunities for both savings and synergies.

The terms and conditions of the transaction will be detailed in a proxy statement to be sent to each shareholder for a special meeting of shareholders. Please review it carefully. The PGE acquisition must be approved by NW Natural shareholders.

Our vision for the combined company is clear. We will be focused on being the safest, most reliable, most efficiently-run energy provider in the nation. The core business — including energy delivery, generation and energy supply, gas storage and asset-based wholesale trading — will be our top priority. We will also offer related gas and electric services that leverage our core assets.

Two months after NW Natural announced its proposed purchase of PGE in early October, Enron filed for reorganization under Chapter 11 of the federal bankruptcy code. Clearly, this has added another layer of complexity to the the transaction. In addition to the necessary regulatory approvals, the contract must now be assumed by Enron and the acquisition approved by the federal bankruptcy court overseeing Enron's estate. These developments have not changed our opinion of the fundamental merits of combining the companies. Although we continue to believe that a purchase is in the best interests of all concerned, including Enron's creditors, Enron's bankruptcy and its effect on PGE have delayed and could impede the transaction, or could result in modifications of the terms of the acquisition.


NUMBER OF CUSTOMERS SERVED BY EACH OPERATING EMPLOYEE
700
600
500
400
300
200
100
91 92 93 94 95 96 97 98 99 00 01

Each operating employee served an average 671 customers in 2001, a 56 percent increase from 431 customers served in 1991.

Getting the job done

In my five years as NW Natural's CEO, I have never been more proud of the Company's employees and management team. They fought harder than ever to reach our goals in 2001, and they succeeded in a big way.

I am proud of the future we began to shape in 2001. We have strengthened and expanded our core business while also creating an opportunity to substantially grow NW Natural in the future. As always, we are committed to delivering exceptional value to shareholders and great service to customers.

It is our view that NW Natural's strategy fits the profile the investment community desires — a growth utility with a core strategy augmented by other basic energy services. We will continue to provide a solid dividend and keep our company's balance sheet strong.

I am especially appreciative of the Company's Board of Directors. Their counsel, support and commitment to excellence provide the environment for the Company's continued success.

For 143 years NW Natural has based its business values on integrity, caring and respect. In today's business environment our core values are more important than ever. Our values drive how we relate to our customers, employees, communities and our shareholders. The Board of Directors, senior management and all employees of NW Natural remain committed to the highest standards of conduct in every aspect of our internal and external business activities.

No matter what the future holds, NW Natural is ready. Our balance sheet is strong, our business is growing and our employees are focused on even higher performance.

On behalf of the officers, management and employees of NW Natural, we greatly appreciate your confidence and support, and we look forward to a successful 2002.

Sincerely,

Richard G. Reiten

Richard G. Reiten
Chairman and Chief Executive Officer
March 20, 2002



Mark Dodson, President &
Chief Operating Officer

Interview with the President

FUNDAMENTALS KEEP COMPANY STRONG

Q. How is a slower economy affecting NW Natural's business?

Mr. Dodson: Between 1994 and 2000, our customer growth rates were between 4 and 6 percent. In the short term, we can expect the customer growth rate to slow a bit, as it did in 2001. But practices we implemented before the recession hit will keep the fundamentals of the business strong and healthy.

For example, the strategic plan we adopted last year emphasizes profitable growth. We developed tools and strategies to help us be even more rigorous in analyzing the costs and benefits of serving new customers. We also have tightened our discipline in the area of debt collection, and we have established new ways to prevent shut-offs and help customers continue to pay their overdue bills.

Interstate gas storage is another way NW Natural is growing profitability. Our first year of interstate sales generated more than $2 million in net earnings. Future investment in the Mist storage field will allow us to provide a needed service to other regional companies while generating cash flow independent of weather and consumption patterns.

We can't control the economy. We *can* control our processes, our expenditures and our cash flow.

Q. What is NW Natural doing to stabilize revenues in the face of price volatility, changing consumer patterns and unpredictable weather?

Mr. Dodson: More than a year ago, we began discussions with the Oregon Public Utility Commission about a rate proposal we are calling the conservation tariff. The tariff would protect NW Natural's revenues from the impact of lower customer consumption in response to high gas prices or warm weather. Additionally, the tariff would protect customers from having to pay extremely high bills during cold weather.

The proposal has the support of the state's principal consumer advocacy groups, who see the advantage of stabilizing rates. The tariff also would make it financially feasible for NW Natural to more aggressively promote energy conservation.

Q. What is the outlook for gas pricing, and how will it affect NW Natural?

Mr. Dodson: Lowered demand because of a warm winter and a weakened economy has resulted in plentiful gas supplies. The resulting decline in gas commodity prices should translate into savings for both the Company and its customers.

By the end of 2001, NW Natural's spot market purchases cost less than the price built into customer rates. The Company shared two-thirds of its gas cost savings for the year as a whole with customers while retaining one-third — or $4.1 million — in margins.

Natural gas continues to be the fuel of choice for more than 90 percent of new homes, and increasingly for multi-family developments. And, as gas prices fall, NW Natural has a great opportunity to make new gains in the conversion market.

Q. What is NW Natural doing to control its costs?

Mr. Dodson: Despite a slowing economy and high gas commodity prices, NW Natural had an excellent year. We can attribute a great deal of this success to aggressive cost control at all levels of the Company, but most notably in construction. Use of new technology and partnerships with other utilities dramatically reduced the cost of installing mains and services to new homes.

If consumption declines, as it did last year, we must reduce costs to increase margins. But in cutting costs, a company runs the risk of impacting performance. In 2001, however, our customers told us they were exceptionally pleased with the service they received. Furthermore, after vigorously monitoring our pipeline system, we believe it is safer than ever.

I am very proud of our employees and the discipline, wisdom and caution they used in controlling costs while preserving what is most important to the Company and its customers — quality service.


Shaping
Our Future



TODAY'S BOLD ACTIONS SHAPE TOMORROW'S POSSIBILITIES

The year 2001 was a challenging one for the entire energy industry—yet NW Natural achieved ambitious goals for the year. In so doing, it paved the way for long-term growth and prosperity.

Despite the battering forces of a shifting economy, volatile energy pricing and changing regulation, NW Natural continued to stand tall. Rather than overreacting to immediate conditions, the Company advanced strategies that made sense for both the short and long-term, while still allowing flexibility for change.

Like Cape Perpetua on Oregon's coast, NW Natural proved rock solid, rising above the tides of change and looking ahead to a promising future.


005

SHAPING A NEW URBAN NEIGHBORHOOD

Portland's new streetcar line links a redeveloped neighborhood of apartments and condominiums to nearby downtown Portland. The buildings shown — and virtually all other new condominiums in the area — are served by natural gas.

Wild price fluctuations in the energy market created challenges

and opportunities for NW Natural. While planning for the future, the Company stayed focused on current customers and its core business, using technology to upgrade customer service while keeping a lid on costs.

THE SHIFTING TIDE OF ENERGY MARKETS BRINGS OPPORTUNITIES FOR INNOVATION

Early in 2001, spot electricity prices spiked as high as $600 per megawatt hour. NW Natural's Industrial and Commercial Solution team's phones rang off the hook as customers sought ways to generate electricity on-site and reduce dependence on the volatile wholesale power market. Local natural gas-fired electric generation offered the most attractive alternative.

Inquiries covered the gamut of electric generation techniques—from fuel cells to 10 MW turbines. Calls came not only from customers, but also from public utility districts and energy marketers wanting to generate electricity for the wholesale market.

By year's end, electricity prices had declined, and many proposals were dropped. However, NW Natural completed agreements for several important projects. The Company contracted with three electric utilities — Clark Public Utilities, the Springfield Utility Board and Clatskanie Public Utility District — to supply gas to operate electric generating equipment. The Company also provided transportation and gas supplies to specialty metals and chemicals manufacturer Teledyne Wah Chang.

Distributed generation

In 2001, NW Natural also explored new distributed generation alternatives. The Company created a consortium with local, state and federal agencies and electric utilities to develop on-site electric generation using natural gas. By year-end, a model project at the 200 Market Building in downtown Portland was completed.

The consortium arranged for delivery of a natural gas-fueled microturbine for on-site electric generation. The microturbine's waste heat will alternately pre-heat the office building's boiler and chill water off an absorption chiller, depending on the season. This project is the first in the nation to use microturbine technology commercially in such a complex and versatile way.

NW Natural and Portland General Electric also have arranged to finance a natural gas-powered fuel cell in a youth corrections facility — another application of innovative energy technology. The fuel cell is expected to be in service in 2002.

Customer service

The Company took advantage of telecommunications technology to improve customer service. Self-service options on the Company's web site and Interactive Voice Response over the phone allow customers to make service requests and obtain billing information without having to speak with a phone representative.

Using networked phone technology, NW Natural consolidated its customer service representatives into two call centers (in Portland and Salem) that operate as one. The new technology automatically directs customer calls from anywhere in the service territory to the first available representative in either location. Call center consolidation helped reduce customer wait times and improve customer service.



Chris Galati, right, NW Natural's Director of Conservation and Technology, and Mark Montgomery, Russell Development's Chief Building Engineer, display the microturbine at the 200 Market Building in downtown Portland. The natural gas-fueled microturbine generates electricity for lighting, and its waste heat assists the building's heating and cooling system.

The Company's gas storage field provides a strategic advantage to help NW Natural and other Northwest companies stabilize gas costs and supplies. Gas stored underground in summer and withdrawn in winter reduces the need for expensive pipeline capacity and spot purchases.

UNDERGROUND GAS RESERVOIRS STRENGTHEN BUSINESS, PROVIDE NEW REVENUE SOURCES

NW Natural plans to extend a pipeline connecting the Mist gas storage field to rapidly growing parts of Portland's metropolitan area. The proposed 60-mile transmission line will connect to the Williams Northwest Pipeline near Molalla, Oregon. The completed pipeline will strengthen NW Natural's ability to meet growing demand for natural gas in the western and southern portions of the Portland metro service area. It will also reinforce service to current customers.

After 18 months of in-depth study, the Company applied to Oregon's Energy Facility Siting Council in March for the pipeline extension siting permit. The application is said to be one of the most comprehensive ever filed in Oregon. The nine-volume application contains environmental, agricultural, land use and other studies to determine a route that best meets Company needs and state standards.

On Sept. 24, EFSC staff deemed the application complete, a milestone requiring the council to issue a final order within 12 months. If NW Natural receives EFSC approval in the fall of 2002, pipeline construction could begin in 2003.

Storage services

NW Natural is leveraging its Mist assets to bring the benefits of storage to consumers throughout the Northwest. In May 2001, the Federal Energy Regulatory Commission granted NW Natural a certificate permitting storage services to customers outside NW Natural's service area. During a year of volatile gas prices and concerns about supply, the Company signed agreements with five regional utilities and marketers for natural gas storage services. The contracts are projected to generate $6 million in revenue during 2002.

Facility improvements

To meet the increased demand on its storage facilities, NW Natural accelerated Mist improvements by a full year, increasing peak deliverability to 320,000 dekatherms in 2001. The projects came in on time and under budget and are fully operational.

Enhancements at Mist included an additional compressor at Miller Station, bringing total compression to approximately 16,000 horsepower; upgraded metering and flow controls for the north and south Mist feeder pipelines; and increased gas flow capacity through the facility.



In the face of sky-high electric prices early in 2001, Clark Public Utilities decided it would be more cost-effective to lease 50 reciprocating engines to help meet electric demand than to purchase electricity elsewhere. Because of its underground storage, NW Natural was able to free up space on the pipelines to transport enough natural gas to run the engines. Shown at right are some of the reciprocating engines that arrived in Vancouver, Wash., from Germany in the spring of 2001.


ROYAL BANK

A CUSTOMER ACROSS THE BORDER

Vancouver, British Columbia, is one of the most vital and vibrant cities in North America. Its natural gas distribution company, BC Gas, now purchases storage services from NW Natural, helping the Canadian company stabilize commodity and transportation costs and ensure reliable supply.



OREGON'S BOUNTY ON DISPLAY

The Oregon Garden is the newest of Oregon's many parks and open spaces. This NW Natural customer encompasses 60 lush Willamette Valley acres. The garden, designed to be a living laboratory, also offers gas-heated spaces for cultural and educational events.

NW Natural proposed major revisions in its rate structure, while legislators addressed the Northwest's need to attract capital for continuing investment in energy facilities. State regulators demonstrated their continued support for NW Natural's safety initiatives.

CONSERVATION, STABLE REVENUES AND SAFETY SHAPE POLICY INITIATIVES IN 2001

A 2001 proposal to the Oregon Public Utility Commission known as the conservation tariff would temper the effect of weather and customer consumption patterns on NW Natural's financial results. If the OPUC approves the proposal, NW Natural's margin revenues per customer would remain stable from year to year, regardless of temperature or changing consumer usage. The proposal's approval would more closely align customer needs and a growing conservation ethic with shareholder interests.

Responsive legislators

NW Natural worked for passage of a bill during the 2001 Oregon legislative session requiring the OPUC to consider a utility's financial strength, as well as ratepayer interests, in setting return on equity in rate cases. The bill was designed to ensure a high enough return on equity to attract investment capital. It was approved by both Houses and signed into law by the governor.

The Legislature passed a bill designed primarily to speed siting of electric generating facilities. It also may assist NW Natural with construction of the South Mist Pipeline Extension. Under the new law, anyone appealing a site certificate for an energy facility must show why the project should be stopped while the appeal is pending and post a cash bond if the Oregon Supreme Court grants the stay. Previously, an appeal automatically stopped project construction.

Support for safety

The OPUC and NW Natural have been working together to promote pipeline safety. In 2001, the Company received favorable regulatory treatment for two new safety programs.

The Company may be the first in the nation to embark on an accelerated program to replace its bare steel pipe with polyethylene pipe or corrosion-resistant coated steel. In 2001, the OPUC authorized project cost recovery of about $6 million a year. As a result, the Company can complete its work over a 20-year period, rather than the 40 years originally anticipated.

Regulators also approved rate treatment for the Company's aggressive landslide/geohazard protection program. The program monitors, assesses and replaces sections of high-pressure transmission lines at risk from geological threats. NW Natural already has spent more than a million dollars ensuring that pipelines are safe from these threats.



In a year when fuel costs hit unprecedented highs, consumers were eager to learn how to stay comfortable while managing their heating bills. NW Natural arranged 7,716 residential customer audits in 2001, up from 3,551 the previous year. At left, Judith Hoekstra, an employee of Volt VIEWtech which contracts with NW Natural, talks homeowner Barbara Ellmers through the steps of a weatherization audit.

NW Natural found creative ways to acquire profitable new customers

despite high gas prices and a slowing economy in 2001. Success stories ranged from expanding the Oregon Coast distribution system to winning the business of multi-family housing developers.

GREAT PRODUCTS, PARTNERSHIPS AND PLANNING SHAPE NEW NATURAL GAS MARKETS



(Left to right) NW Natural Chairman and CEO Dick Reiten and Executive Vice President Mike McCoy join Newport Mayor Mark Jones and Newport Development Commission Chairman Bill McKevitt in symbolically starting natural gas service to Newport's South Beach. NW Natural shared with the city the cost of crossing Yaquina Bay, which made service to South Beach financially feasible.

For years, NW Natural could not serve industrial customers in Newport's South Beach because the cost to build a pipeline across wide Yaquina Bay was too great. In 2001, the City of Newport, Oregon, extended city sewer and water service by boring beneath the bay. NW Natural shared the relatively low cost of using the technologically-advanced boring equipment. The Company then installed its pipeline using the city's conduit. By July, NW Natural was ready to hook up South Beach's large commercial customers, including the Mark O. Hatfield Marine Sciences Center and the Oregon Coast Aquarium.

Growing profitably

NW Natural also explored new ways to maintain high customer growth in its core business while improving profitability. The Company added 11,106 newly built single-family homes to the system in 2001—more than 16 percent over projections for the year.

The Company also focused on finding ways to extend gas mains more profitably in existing neighborhoods. The Clark County District in southwest Washington implemented a multiphase effort to reduce costs and attract conversions.

Using this approach, employees first conduct research using a conversion propensity study, a homeowner survey and an analysis of construction costs. When the Company targets a promising neighborhood, a marketing team sends advance information about the benefits of natural gas to residents. Shortly thereafter, distribution crews begin installing pipe, drawing attention to the new availability of natural gas. Using this targeted approach, the Clark County District has beaten its conversion goals consistently. One main extension attracted nearly double the number of customers required to break even.

Multi-family

NW Natural has made tremendous inroads in two key segments of the hard-to-crack multi-family market. Condominium developers know homeowners are willing to pay more for clean, comfortable natural gas heating. Today, natural gas is available in virtually every new building in Portland's expanding condominium market.

At the other end of the spectrum, many more affordable developments are being built with natural gas. The Portland Development Commission, which funds affordable housing, encourages the installation of high-efficiency natural gas equipment. Because developers using PDC funding are required to retain ownership of subsidized buildings for 50 years, their long-range perspectives include use of natural gas.

In 2001, NW Natural added 3,065 multi-family units to its customer base — 9 percent higher than projections for the year. The Company set meters at approximately 96 percent of the multi-family projects built in the Portland metropolitan area in 2001.



AN OCEAN OF NEW CUSTOMERS

Guy DiTorrice, Public Relations Officer for the Oregon Coast Aquarium, admires the occupants of the Passages of the Deep exhibit. When service is fully connected, a natural gas boiler will keep the water at the right temperature for the delicate residents of this new exhibit.



FUEL FOR THE NORTHWEST'S FUTURE

The Pacific Northwest's highly skilled and educated workforce has helped attract businesses to the region for many years. Washington State University's new campus in Vancouver, Wash., a NW Natural customer, is also a training resource for NW Natural employees.

In 2001, NW Natural focused on improving the skills, qualifications and composition of its workforce. Driving these changes were management goals, employee needs and the U.S. Dept. of Transportation's Operator Qualification rule, aimed at enhancing pipeline safety.

INITIATIVES SHAPE WORKFORCE TO MEET NEW BUSINESS ENVIRONMENT, FEDERAL REGULATIONS

One of Lea Anne Doolittle's first tasks as Human Resources Vice President was to spearhead the Human Resources Strategic Plan. The plan's goal is to reinforce the Company's strategy for boosting profitability, which will require significant changes in how employees do their work.

Using an "Employer-of-Choice" model, the plan envisions a sustainable, high-performance culture. In the past two years, the Company has reorganized its performance management and compensation systems, emphasizing rewards for high performers and disciplined performance planning. Other projects begun in 2001 included a redesign of the supervisory development program and improvements in human resources technology systems.

Qualification projects

Pipeline safety is a priority for the Company and the nation. The federal Operator Qualification rule requires employees who perform "covered" tasks to qualify for that work by demonstrating their ability to perform tasks safely. Covered tasks are those affecting pipeline integrity.

In 2001, NW Natural employees and consultants drafted procedures for more than 200 covered tasks. The formal qualifying process includes performing the procedure, taking a written exam or doing both. The Company expects all affected employees to qualify by the October 2002 deadline.

A parallel effort, the Labor Relations Team Qualifications Project, is aimed at clarifying and improving employee job performance and bidding standards and procedures. The LRT Qualifications Project grew from a need to unify bidding standards for bargaining unit field employees and office workers.

Under the unified standard, the most senior of qualified employees is awarded the job. Currently, teams are clarifying qualifications for bidding on and performing all bargaining unit jobs. In addition, these teams are establishing the expectations and measures for job performance. NW Natural will incorporate the appropriate covered tasks defined by the Operator Qualifications Project into the LRT qualifications.

Diversity initiatives

NW Natural employees formed a Diversity Network in 1999, open to all employees, to discuss diversity issues. In late 2000, the Company established a Diversity Council to develop a diversity action plan. In 2001, the council crafted a Diversity Vision and recommended actions based on input from employee focus groups.

In late fall, the Company implemented the first major Diversity Council recommendation by holding diversity training for managers and executives. In 2002, other employees will be offered training. The purpose of the training is to increase employee awareness and skills for creating a successful, diverse workplace.



While NW Natural System Integrity Engineer Margaret Locke observes, Senior Corrosion Technician Charles Stephens completes a qualification test to identify levels of corrosion in natural gas pipes. Stephens was in one of the first groups of Company employees to qualify to perform tasks related to pipeline safety under the federal Operator Qualification rule.

NW Natural's earnings in both 2001 and 2000 were $47.8 million, setting new records for the Company.

The consolidated financial statements include:
Regulated utility:
■ Northwest Natural Gas Company (NW Natural)
Non-regulated subsidiary businesses:
■ NNG Financial Corporation (Financial Corporation), a wholly-owned subsidiary
■ Northwest Energy Corporation (Northwest Energy or Holding Company), a wholly-owned subsidiary formed in 2001
■ Canor Energy, Ltd. (Canor), a majority-owned subsidiary, reclassified as a discontinued segment in 1999 and sold in 2000

Together these businesses are referred to herein as the "Company" (see "Non-utility Operations" below, and Note 2 to the Consolidated Financial Statements).

The following is management's assessment of the Company's financial condition including the principal factors that affect results of operations. The discussion refers to the consolidated activities of the Company for the three years ended Dec. 31, 2001.

HIGHLIGHTS

Among its accomplishments in 2001, NW Natural:
■ grew the customer base by more than 3 percent, adding 17,525 customers to its gas distribution system during the year;
■ commenced interstate gas storage services under a certificate granted by the Federal Energy Regulatory Commission, enabled by an expansion of the Company's Mist gas storage facilities;
■ extended natural gas service to the South Beach district of Newport, Oregon, and made progress toward its goal of providing natural gas service to Coos Bay, Oregon, in late 2002 or early 2003;
■ streamlined operations and improved service and productivity by combining call centers, replacing the general ledger accounting system and migrating away from a contract mainframe computer;
■ negotiated an agreement to purchase the stock of Portland General Electric Company (PGE) from Enron Corp., a transaction that, if completed, would create one of the largest energy companies in the Northwest with $5 billion in assets and more than 1.25 million electric and gas customers; and
■ increased the quarterly dividend on common stock, making 2001 the 46th consecutive year in which the Company's dividend payments have increased.

EARNINGS AND DIVIDENDS

The Company's earnings applicable to common stock in both 2001 and 2000 were $47.8 million, up from $42.8 million in 1999. Earnings for 2001 and 2000 set new records for the Company while earnings for 1999 were its fourth highest on record. Diluted earnings per share from consolidated operations were $1.88 a share in both 2001 and 2000, compared to $1.70 a share in 1999.

NW Natural earned $1.76 a diluted share from gas utility operations in 2001 compared to $1.78 in 2000 and $1.66 in 1999. Weather conditions in its service territory in 2001 were 2 percent warmer than 2000 and 3 percent colder than the 20-year average. Weather in 2000 was 4 percent colder than in 1999 and 5 percent colder than the 20-year average. Weather in 1999 was 2 percent colder than the 20-year average.

Non-utility operating results for 2001 were earnings of 12 cents a share, including 8 cents a share from gas storage services. Non-utility operating results for 2000, excluding Canor, were earnings of 1 cent a share compared to earnings of 3 cents a share in 1999. The Company recognized a gain equivalent to 9 cents a share from the sale of Canor in 2000. Operating results from Canor in 1999 were earnings of 1 cent a share (see "Non-utility Operations," below).

2001 was the 46th consecutive year in which the Company's dividends paid have increased. Dividends paid on common stock were $1.245 a share in 2001 compared to $1.24 a share in 2000 and $1.225 a share in 1999.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's financial statements using generally accepted accounting principles in the United States of America (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Management considers Critical Accounting Policies to be those that could result in materially different financial statement results if the Company's assumptions regarding application of accounting principles were different. The Company's Critical Accounting Policies are described below. Other significant accounting policies and recent accounting pronouncements are discussed in Note 1 to the Consolidated Financial Statements.

Regulatory Accounting

NW Natural generally uses the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting NW Natural's retail rates, the OPUC may not allow NW Natural to currently charge its customers to recover certain expenses, but instead requires that these expenses be charged to customers in the future. In this situation, SFAS No. 71 requires NW Natural to defer these items and show them as regulatory assets on the balance sheet until NW Natural is allowed to charge its customers. NW Natural then amortizes these items as expense to the income statement as those charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of SFAS No. 71 include:
■ an independent regulator sets rates;
■ the regulator sets the rates to cover specific costs of delivering service; and
■ the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

NW Natural applies SFAS No. 71 in accounting for its regulated operations. The Company periodically assesses whether it can continue to apply SFAS No. 71. If NW Natural should determine in the future that all or a portion of its regulatory assets and liabilities no longer meet the criteria for continued application of SFAS No. 71, it would be required to write off the related balances of its regulatory assets as a charge to its income statement.

Revenue Recognition

Utility revenues are derived primarily from the sale and transportation of natural gas. Utility revenue from gas sales and transportation is recognized when the gas is delivered to and received by the customer. Estimated revenues are accrued for gas deliveries not billed to customers from meter reading dates to month end (unbilled revenue) and are reversed the following month when actual billings occur. Revenues recognized in 2001, 2000 and 1999 included the net change in unbilled utility revenue of $13.8 million, $12.7 million and negative $2.7 million, respectively.

Revenues from non-utility services, including gas storage services, are recognized upon delivery of the service to customers.

Accounting for Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on Jan. 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 133 also requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met.

NW Natural's Derivatives Policy sets forth the guidelines for using selected financial derivative products to support prudent risk management strategies within designated parameters (see Note 1). NW Natural's primary hedging activities, i.e. natural gas commodity price and foreign currency exchange rates, are accounted for as cash flow hedges under SFAS No. 133 and are subject to regulatory deferral pursuant to SFAS No. 71. Unrealized gains and losses from mark-to-market valuations of these contracts are not recognized in the income statement but are reported as derivative assets or liabilities and offset by a corresponding deferred account balance included under "Regulatory assets."

Upon adoption of SFAS No. 133, NW Natural recorded a one-time transition adjustment by debiting receivables from counterparties (a regulatory asset account) and crediting recoverable gas costs (an offsetting regulatory asset account) on the balance sheet for approximately $165 million, representing the initial recognition of the fair values of hedge derivatives outstanding on the adoption date. The financial statements for periods prior to 2001 do not reflect the requirements of SFAS No. 133.

At Dec. 31, 2001, NW Natural had derivatives outstanding covering its exposures to commodity and foreign currency prices (see Note 11). The fair value of the hedge derivatives outstanding on that date was a net loss of about $112 million. NW Natural had six natural gas commodity-price swap contracts extending beyond Dec. 31, 2002, but none extends longer than Oct. 31, 2003. None of the natural gas commodity price call option contracts extends beyond Dec. 31, 2002.

In 2001, NW Natural realized net gains of $57.6 million from the settlement of natural gas commodity-price swap and call option contracts, which were recorded as reductions to the cost of gas, compared to net gains of $56.2 million during 2000. The currency exchange rate in all foreign currency forward purchase contracts is included in NW Natural's cost of gas at settlement; therefore, no gain or loss was recorded from the settlement of those contracts.

The fair value of derivative instruments at Dec. 31, 2001 was determined using estimated or quoted market prices for the periods covered by the contracts. Market prices for the natural gas commodity-price swap and call option contracts were obtained from external sources. These third-party valuations are reviewed for reasonableness by the Company using fair value calculations for other contracts with similar terms and conditions. The market prices for the foreign currency forward contracts were based on the currency exchange rates quoted by The Bank of Canada.

RESULTS OF OPERATIONS

Regulatory Matters

NW Natural provides gas utility service in Oregon and Washington, with Oregon representing over 90 percent of its revenues. Future earnings and cash flows from utility operations will be determined largely by the pace of continued growth in the residential and commercial markets, the ability to remain price competitive in the large industrial market, to control expenses, and to obtain reasonable and timely regulatory ratemaking treatment for investments made in utility plant.

In October 2000, the Washington Utilities and Transportation Commission (WUTC) authorized a general rate increase totaling $4.3 million per year, or 12.1 percent. The first $3.0 million per year of the revenue increase, relating to costs allocated to Washington under a new cost allocation study approved by the WUTC and the Public Utility Commission of Oregon (OPUC), was effective on Nov. 1, 2000. The remaining increase of $1.3 million per year became effective on Oct. 1, 2001. The WUTC authorized and based rates on a return on common equity (ROE) of 10.8 percent.

In November 1999, the OPUC authorized a general rate increase of $0.2 million per year, effective Dec. 1, 1999. Higher revenues from rate increases averaging 1.3 percent for residential customers were partially offset by rate decreases for certain industrial and large commercial customers. The OPUC authorized and based rates on an ROE of 10.25 percent. On Dec. 1, 2000, rates were reduced in Oregon by $3.0 million per year to implement the cost allocation study that produced the equivalent rate increase in Washington.

NW Natural applies rate changes each year reflecting changes in its purchased gas costs, the application of temporary rate adjustments to amortize regulatory balancing accounts and the removal of temporary rate adjustments effective the previous year. The OPUC approved rate increases averaging 21.7 percent for Oregon sales customers and the WUTC approved rate increases averaging 21.3 percent for Washington sales customers, both effective on Oct. 1, 2001. These rate increases primarily reflect increases in the costs of natural gas commodity purchased under contracts with gas producers (see "Comparison of Gas Operations – Cost of Gas," below).

Also reflecting changes in NW Natural's purchased gas costs, the OPUC approved rate increases averaging 23 percent effective Oct. 1, 2000, and increases averaging 9.1 percent effective Dec. 1, 1999. The WUTC approved rate increases averaging 23 percent effective Aug. 1, 2000, and increases averaging 11.1 percent effective Dec. 1, 1999.

NW Natural believes that reductions in recent years in its customers' gas consumptions per degree day (see "Residential and Commercial," below) are caused by the higher cost of purchased gas, which is passed on to customers as rate increases, and to efforts throughout the region to conserve energy. NW Natural filed with the OPUC in 2001 for approval of a new regulatory mechanism that is intended to stabilize margin revenues in the face of variable consumption patterns. The proposed regulatory mechanism is intended to stabilize margin revenues to assure NW Natural of fixed cost recovery and more predictable shareholder earnings. NW Natural has proposed that this be accomplished through a balancing account that would compare actual usage of residential and commercial customers against their normal usage levels and treat any variations as refunds or collections of revenues. In February 2002, the administrative law judge in this proceeding issued a memorandum to the parties advising them that the OPUC has decided to hold the docket regarding NW Natural's proposed regulatory mechanism in abeyance, along with a docket involving a similar filing by PGE, pending its review of NW Natural's application to acquire PGE. NW Natural estimates that if customers' gas consumption patterns as experienced in 2001 were to continue for the full year but a margin stabilization mechanism were not approved, it could reduce margin revenues in 2002 by the equivalent of 24 cents a share of earnings compared to results with a mechanism in place.

In an order issued in 1999, the OPUC formalized a process that tests for excessive earnings in connection with gas utilities' annual filings for rate changes due to increases or decreases in gas costs. The OPUC confirmed NW Natural's ability to pass through 100 percent of its prudently incurred gas costs into rates. Under this order, NW Natural is authorized to retain all of its earnings up to a threshold level equal to its authorized ROE plus 300 basis points. One-third of any earnings above that level will be refunded to customers. The excess earnings threshold is subject to adjustment up or down each year depending on movements in interest rates.

Comparison of Gas Operations

The following table summarizes the composition of gas utility volumes and revenues for the three years ended Dec. 31:

Thousands (Except customers and degree days)	2001		2000		1999	
Gas Sales and Transportation Volumes – Therms:						
Residential and commercial sales	**592,358**		606,755		605,351	
Unbilled volumes	**1,771**		8,691		(9,343)	
Weather-sensitive volumes	**594,129**	**53%**	615,446	52%	596,008	49%
Industrial firm sales	**79,778**	**7%**	76,559	6%	84,630	7%
Industrial interruptible sales	**63,597**	**6%**	56,632	5%	52,938	4%
Total gas sales	**737,504**	**66%**	748,637	63%	733,576	60%
Transportation deliveries	**385,783**	**34%**	431,136	37%	480,570	40%
Total volumes sold and delivered	**1,123,287**	**100%**	1,179,773	100%	1,214,146	100%
Utility Operating Revenues – Dollars:						
Residential and commercial sales	**$ 520,141**		$ 440,302		$ 382,377	
Unbilled revenues	**13,774**		12,661		(2,671)	
Weather-sensitive revenues	**533,915**	**84%**	452,963	85%	379,706	83%
Industrial firm sales	**49,662**	**8%**	37,378	7%	35,857	8%
Industrial interruptible sales	**34,283**	**5%**	23,483	5%	17,182	4%
Total gas sales	**617,860**	**97%**	513,824	97%	432,745	95%
Transportation revenues	**20,637**	**3%**	21,491	4%	21,351	5%
Other revenues	**(2,325)**	**–**	(3,976)	(1%)	1,194	–
Total utility operating revenues	**$ 636,172**	**100%**	$ 531,339	100%	$ 455,290	100%
Cost of gas sold	**$ 364,699**		$ 273,978		$ 212,021	
Total number of customers (end of period)	**540,931**		523,406		501,163	
Actual degree days	**4,325**		4,418		4,256	
20-year average degree days	**4,202**		4,197		4,193	

Residential and Commercial

NW Natural continued to grow its customer base, with 17,525 customers added during 2001. This represents a growth rate of 3.3 percent, compared to 4.4 percent in 2000 and 5 percent in 1999. NW Natural believes that the lower growth rate in 2001 reflects the effects of higher gas prices and the economic recession. In the three years ended Dec. 31, 2001, more than 63,000 customers were added to the system, representing an average annual growth rate of 4.4 percent.


WEATHER-SENSITIVE OPERATING REVENUES AND DEGREE DAYS
(IN MILLIONS OF DOLLARS)
$550
$525
$500
$475
$450
$425
$400
$375
$350
$380
$453
$534
4,256 degree days
4,418 degree days
4,325 degree days
99
00
01
WEATHER-SENSITIVE REVENUES
DEGREE DAYS

Weather-sensitive operating revenues have been at record levels over the past three year period. Weather conditions in 2001 were 3 percent colder than the 20 year average.

Typically, 80 percent or more of NW Natural's annual utility operating revenues are derived from gas sales to weather-sensitive residential and commercial customers. Accordingly, variations in temperatures between periods will affect volumes of gas sold to and revenues derived from these customers.

Weather conditions were 3 percent colder than average in 2001, 5 percent colder than average in 2000 and 2 percent colder than average in 1999. Average weather conditions are calculated from the most recent 20 years of temperature data measured by heating degree days. Weather in 2001 was 2 percent warmer than 2000 while 2000 was 4 percent colder than 1999.

The volumes of gas sold to residential and commercial customers were 3 percent lower in 2001 than in 2000, reflecting warmer weather as well as lower consumption patterns by customers due to higher gas commodity prices tracked into rates in the fall of 2000 and again in October 2001. Lower consumptions per degree day by temperature-sensitive customers reduced sales for the year by an estimated 39 million therms and reduced margin (revenues less cost of gas) by approximately $11 million, equivalent to 26 cents a share. The volumes of gas sold to residential and commercial customers were 3 percent higher in 2000 than in 1999, reflecting the continued customer growth and colder weather. Revenue from residential and commercial customers was up 18 percent in 2001 due to rate increases effective in 2000 and 2001, and up 19 percent in 2000 due to increased volumes and rate increases effective in 1999 and 2000.

In order to match revenues with related purchased gas costs, NW Natural records unbilled revenues for gas delivered but not yet billed to customers through the end of the period. Amounts reported as unbilled revenues reflect the increase or decrease in the balance of unbilled revenues over the prior year end. Year-end balances are affected by weather conditions, rate changes and customer billing dates from one period to the next.

Industrial Sales, Transportation and Other Revenues

Total volumes of gas delivered to industrial and electric generation customers were 6 percent lower in 2001 than in 2000 and 9 percent lower in 2000 than in 1999. During 2001, industrial volumes included 43 million therms delivered to electric generation customers, up from 4 million therms in 2000 and 33 million therms in 1999. The overall decline in industrial sales and transportation volumes during 2001 was due to several large customers switching to oil from gas and to plant shutdowns and cut-backs in the manufacturing sector because of economic conditions. Contracts for service to three electric generation customers contributed $4.7 million of margin in 2001, or 11 cents a share, compared to margin from electric generation of $0.1 million and $0.4 million in 2000 and 1999, respectively. Industrial revenues in 2000 included the positive effects of higher oil prices in an industrial schedule in which rates vary with oil prices.

Other revenues include amortizations from regulatory accounts and miscellaneous fee income. In 2001, other revenues amounted to a net reduction to utility operating revenues of $2.3 million, including amortizations from regulatory accounts covering conservation programs ($4.9 million), Year 2000 costs ($1.2 million) and property taxes ($0.2 million), partially offset by increased revenues from customer late payment and collection fees ($2.9 million) and miscellaneous revenues ($1.3 million).

In 2000, other revenues amounted to a net reduction to utility operating revenues of $4.0 million, including amortizations from regulatory accounts covering conservation programs ($2.8 million), property taxes ($2.4 million) and Year 2000 costs ($1.2 million), partially offset by increased revenues from customer late payment and collection fees ($1.5 million) and miscellaneous revenues ($0.9 million).

Cost of Gas

The cost per therm of gas sold was 35 percent higher in 2001 than in 2000, and 27 percent higher in 2000 than in 1999, primarily due to higher prices in the natural gas commodity market. The cost per therm of gas sold includes gas purchases, gas drawn from storage inventory, gains or losses from commodity hedges, demand costs, regulatory deferrals and company use.

NW Natural uses an active natural gas commodity hedge program under the terms of its Derivatives Policy (see Note 1) to help manage its gas commodity costs. During 2001, realized net gains from commodity swap and call option contracts were $57.6 million, compared to net gains of $56.2 million in 2000. Net losses of $20.6 million were realized in the fourth quarter of 2001, compared to net gains of $45.7 million in the fourth quarter of 2000. Gains (losses) from commodity hedges are recorded as reductions (increases) to the cost of gas.

NW Natural has a Purchased Gas Adjustment (PGA) tariff under which its net income from Oregon operations is affected within defined limits by changes in purchased gas costs. NW Natural absorbs 33 percent of the higher cost of gas sold, or retains 33 percent of the lower cost, in either case as compared to projections. The remaining 67 percent of the higher or lower gas costs are recorded as deferred debits or credits (regulatory assets or liabilities) for recovery from or refund to customers in future rates. Net savings realized from gas purchases in 2001 totaled $12.3 million, of which $8.2 million was deferred for refund to customers and $4.1 million was recorded to earnings. These gas cost savings contributed 10 cents a share to earnings in 2001, while excess gas costs in 2000 reduced earnings by 7 cents a share.

Under an agreement with the OPUC, revenues from off-system gas sales are treated as a reduction of gas costs. These sales reduced the cost of gas sold by $2.6 million in 2001, $3.0 million in 2000 and $1.7 million in 1999.

Non-utility Operations

At Dec. 31, 2001 and 2000, the Company had one active wholly-owned subsidiary, Financial Corporation. Northwest Energy, which was formed in 2001 to serve as the holding company for NW Natural and PGE if the acquisition of PGE is completed, had no active operations in 2001. One discontinued segment, Canor, a majority-owned subsidiary, was sold in 2000 (see "Discontinued Segment," below).

Financial Corporation

Financial Corporation's operating results in 2001 were net income of $0.7 million, compared to $0.1 million in 2000 and $0.5 million in 1999. The increase in net income from 2000 to 2001 was related to operating results from Financial Corporation's investments in limited partnerships in solar electric, wind-power electric and hydroelectric generation projects in California. The decrease in income from 1999 to 2000 was primarily due to an adjustment to deferred taxes in 2000. The Company's investment in Financial Corporation at Dec. 31, 2001, was $7.9 million, compared to $7.2 million and $7.1 million at Dec. 31, 2000 and 1999, respectively.

Discontinued Segment

During 2000, the Company sold its interest in Canor at a gain of $2.4 million, equivalent to 9 cents a share (see Note 2). Net income from Canor for 1999 was $0.4 million.

Gas Storage Services

NW Natural realized net income from gas storage services in 2001 of $2.1 million, or 8 cents a share, up from $0.1 million, or negligible earnings per share in 2000. Gas storage services are provided to customers using storage capacity not required from time to time for utility services. NW Natural retains 80 percent of the net income before tax from storage services and credits the remaining 20 percent to its utility customers.

Operating Expenses

Operations and Maintenance

Consolidated operations and maintenance expenses were $6.1 million, or 8 percent, higher in 2001 than in 2000. The increase was caused primarily by higher payroll costs due to wage and salary increases ($1.9 million), higher costs for employees' health and pension benefits ($1.9 million), a charge to a litigation reserve ($1.7 million) resulting from an unfavorable decision by the Oregon Supreme Court in a case involving a claim by a commercial customer (see Note 12) and higher uncollectible accounts expense ($1.0 million).

Operations and maintenance expenses in 2000 were $4.6 million, or 6 percent, higher than in 1999. The increase was primarily due to credits to a litigation reserve in 1999 ($4.9 million), increased payroll costs ($0.9 million) and accruals for environmental claims ($0.6 million) in 2000, partially offset by a lower bonus accrual ($1.3 million) in 2000.

Taxes Other Than Income

Taxes other than income, which are comprised of property, franchise, payroll and other taxes, increased $3.9 million, or 14 percent, in 2001. Property tax expense was $1.8 million, or 18 percent, higher than in 2000 due to higher property tax rates and an increase in utility plant.

Franchise taxes, which are based on gross revenues, increased $1.5 million, or 12 percent, reflecting higher revenues due to an increase in NW Natural's customer base and rate increases effective in late 2000 and 2001. Regulatory fees and payroll tax expenses accounted for the remaining $0.6 million increase in 2001.

Taxes other than income increased $3.7 million, or 15 percent, in 2000 compared to 1999. Franchise taxes increased $2.6 million, or 25 percent, reflecting higher revenues due to an increase in NW Natural's customer base and rate increases effective in late 1999 and 2000. Property tax expense was $0.6 million, or 7 percent, higher than in 1999 due to increased plant in service. Payroll tax expense was $0.3 million, or 9 percent, higher than in 1999 due to increased payroll.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization expense increased $2.2 million, or 5 percent, in 2001, primarily due to a 5 percent ($67.7 million) increase in utility plant and non-utility property.

Depreciation, depletion and amortization expense decreased $3.6 million, or 7 percent, in 2000 compared to 1999, primarily due to charges in NW Natural's 1999 depreciation expense relating to regulatory treatment of a customer information system (CIS). CIS assets were written down by $6.5 million in 1999 pursuant to the OPUC's order in the Oregon general rate case concluded in November 1999, and by a further $0.4 million in 2000 pursuant to the WUTC's order in the Washington general rate case concluded in October 2000. Exclusive of these regulatory mandated charges, depreciation, depletion and amortization expense increased $2.6 million, or 6 percent, in 2000 compared to 1999 due to an increase in utility plant.

As a percentage of average plant and property, depreciation, depletion and amortization expense was 3.5 percent in both 2001 and 2000 and 4.0 percent in 1999.

Other Income

Other income was $1.3 million in 2001, or $2.5 million lower than in 2000, primarily due to lower interest income on deferred regulatory account balances ($1.9 million) and lower miscellaneous non-operating income ($0.6 million).

Other income was $3.9 million in 2000, $1.0 million lower than in 1999, primarily due to a reduction in interest income on deferred regulatory account balances.

Interest Charges – Net

Net interest expense was $0.2 million higher in 2001 than in 2000. Exclusive of a $1.0 million charge to interest expense as the result of an unfavorable litigation decision (see Note 12), interest expense decreased $0.8 million in 2001 due to lower average interest rates.

Interest charges increased $3.5 million, or 12 percent, in 2000 compared to 1999, primarily due to an increase in long-term debt outstanding in 2000 and a $1.7 million credit adjustment in 1999 relating to favorable decisions in litigation.

Allowance for Funds Used During Construction (AFUDC) represents the cost of funds used during the construction of utility plant (see Note 1). In 2001, AFUDC reduced interest expense by $1.0 million compared to $0.8 million in 2000 and $1.2 million in 1999. The weighted average AFUDC rates were 6.2 percent in 2001 and 6.0 percent in both 2000 and 1999 (see "Financing Activities," below).

Income Taxes

The effective corporate income tax rates for 2001, 2000 and 1999 were 35.4 percent, 35.9 percent and 35.4 percent, respectively.

Redeemable Preferred and Preference Stock Dividend Requirements

Redeemable preferred and preference stock dividend requirements for 2001 and 2000 were both lower by $0.1 million, or 2 percent, compared to 2000 and 1999, respectively, due to annual sinking fund redemptions.

FINANCIAL CONDITION

Capital Structure

The Company's goal is to maintain a capital structure comprised of 45 to 50 percent common stock equity, 5 to 10 percent preferred and preference stock and 45 to 50 percent short-term and long-term debt. When additional capital is required, debt or equity securities are issued depending upon both the target capital structure and market conditions. These sources also are used to meet long-term debt and preferred and preference stock redemption requirements (see Notes 3 and 5).


CAPITAL STRUCTURE
(IN MILLIONS OF DOLLARS)
$1,000
$800
$600
$400
$200
52%
4%
44%
49%
4%
47%
51%
3%
46%
99
00
01
COMMON EQUITY
PREFERRED AND PREFRENCE STOCK
SHORT-TERM AND LONG-TERM DEBT

The Company's goal is to maintain a capital structure of 45 to 50 percent common stock equity.

Liquidity and Capital Resources

At Dec. 31, 2001, the Company had $10.4 million in cash and cash equivalents compared to $11.3 million at Dec. 31, 2000. Short-term liquidity is provided by cash from operations and from the sale of the Company's commercial paper notes, which are supported by commercial bank lines of credit (see Note 6). The Company has available through Sept. 30, 2002 committed lines of credit totaling $170 million. The Company's lines of credit are renewed annually.

NW Natural's lines of credit require that credit ratings be maintained in effect at all times and that notice be given of any change in its commercial paper ratings. A change in NW Natural's commercial paper rating is not an event of default, nor is the maintenance of a specific minimum level of credit rating a condition to drawing upon the lines of credit. However, interest rates on any loans outstanding under NW Natural's bank lines are tied to credit ratings, which would increase or decrease the cost of bank debt, if any, when ratings are changed. The lines of credit require NW Natural to maintain a specified ratio of indebtedness to total capitalization. Failure to comply with this covenant would entitle the banks to terminate their lending commitments and to accelerate the maturity of all amounts outstanding. At Dec. 31, 2001, NW Natural was in compliance with this covenant.

The following table shows NW Natural's contractual obligations by maturity and type of obligation:

Thousands *Payments due in years ending Dec. 31,*	Commercial Paper Supported by Lines of Credit	Preferred and Preference Stock	Long-term Debt	Capital Lease Obligations	Operating Leases	Long-term Gas Supply Purchase Obligations	Total Contractual Cash Obligations
2002	$ 108,291	$ 25,750	$ 40,000	$ 919	$ 2,930	$ 85,012	$ 154,611
2003	–	750	20,000	272	2,760	76,539	100,321
2004	–	750	–	35	2,643	49,906	53,334
2005	–	750	15,000	–	2,571	45,501	63,822
2006	–	750	8,000	–	966	40,948	50,664
Total 2002 – 2006	108,291	28,750	83,000	1,226	11,870	297,906	422,752
Thereafter	–	5,250	335,377	–	3,447	302,455	646,529
Less: imputed interest	–	–	–	(80)	–	(130,087)	(130,167)
Total	$ 108,291	$ 34,000	$ 418,377	$ 1,146	$ 15,317	$ 470,274	$ 939,114

One of Financial Corporation's lines of credit in the amount of $10 million, which is guaranteed by NW Natural, provides that it is an event of default if any government authority takes action which the bank believes has a material adverse effect on NW Natural's financial condition or ability to repay, or if a material adverse change occurs in NW Natural's business condition.

NW Natural's capital expenditures are primarily related to utility construction resulting from customer growth and system improvements. Over the five-year period 2002 through 2006, these expenditures are estimated at between $450 million and $500 million. In addition, NW Natural has certain long-term contractual obligations that require an adequate source of funding. These capital and contractual expenditures are financed through cash from operations and from the issuance of short-term debt, which is periodically refinanced through the sale of long-term debt or equity securities.

There are no credit rating triggers or stock price provisions that require the acceleration of debt repayment under the Company's Mortgage and Deed of Trust or other long-term indebtedness. Also, there are no rating triggers or stock price provisions contained in contracts or other agreements with third parties, except for commodity-price swap agreements with two approved counter-parties under NW Natural's Derivatives Policy, which require the affected party to provide substitute collateral such as cash, guaranty or letters of credit if credit ratings are lowered to non-investment grade. The Company has no other material off-balance sheet obligations, except for certain lease and purchase commitments (see table above, and Note 12).

The financing commitment obtained to provide loans to finance the cash portion of the purchase price for PGE requires, as a condition to making such loans, that PGE, NW Natural and Holding Company have credit ratings meeting specified levels at the time such loans are to be made and that other criteria of expected financial performance be demonstrated to the satisfaction of the lenders.

Cash Flows

Operating Activities

Continuing operations provided net cash of $71.5 million in 2001 compared to $87.2 million in 2000. The 18 percent decrease was due to increased cash from operations before working capital changes ($8.0 million), offset by higher working capital requirements ($23.7 million). The increase in cash from continuing operations before working capital changes was due to a larger decrease in deferred gas costs ($23.1 million), an increase in income from continuing operations ($2.4 million) and an increase in depreciation, depletion and amortization in 2001 ($2.2 million), partially offset by a decrease in deferred investment tax credits and income taxes ($16.7 million) and a smaller decrease in regulatory accounts and other ($3.0 million). The increase in working capital requirements was due to a decrease in accounts payable ($82.5 million), partially offset by smaller increases in other current assets and liabilities ($19.5 million), accounts receivable ($13.4 million), inventories ($10.5 million), accrued unbilled revenues ($1.9 million), and a larger increase in accrued interest and taxes ($13.4 million).

Cash provided by continuing operations in 2000 was $87.2 million compared to $108.2 million in 1999. An increase in cash from operations before working capital changes ($14.8 million) was offset by higher working capital requirements ($35.8 million). The reduction in cash provided by continuing operations between 1999 and 2000 was primarily due to cash flows relating to NW Natural's construction pursuant to a development contract of a new headquarters building for the Port of Portland. Progress payments by the Port totaling $18.8 million in 1999 had the effect of reducing working capital requirements in that year. The Port's final payment of $1.2 million at closing on the sale of the building in 2000 increased working capital requirements by that amount in 2000. Cash used in construction of the building was recorded in both 1999 and 2000 as an investment in non-utility property (see "Investing Activities," below). NW Natural used a portion of the Port's progress payments to pay off the balance outstanding under a bank line of credit arranged for construction of the building ($12.3 million), contributing to a reduction in short-term debt in 1999.

The Company has lease and purchase commitments relating to its operating activities which are financed with cash flows from operations (see Note 12).

Investing Activities

Cash requirements for investing activities in 2001 totaled $87.3 million, up from $31.0 million in 2000, primarily due to proceeds from the sales of Canor ($35 million) and the Port of Portland building ($20 million) in 2000. Cash requirements for utility construction totaled $71.9 million, down $8.5 million from 2000. The decrease in cash requirements for utility construction in 2001 was primarily the result of the completion of another phase in the expansion of NW Natural's Mist gas storage system in December 2000 ($8.7 million).

Cash requirements for investing activities in 2000 totaled $31.0 million, down from $118.9 million in 1999. Cash requirements for utility construction totaled $80.4 million, down $28.7 million from 1999. The decrease in cash requirements for utility construction in 2000 resulted primarily from lower expenditures for completion of another expansion of the Mist gas storage system ($24.8 million), lower construction overhead ($1.9 million) and reduced expenditures for computer hardware and software ($1.6 million).

NW Natural's utility construction expenditures are estimated to total $83 million for 2002. Over the five-year period 2002 through 2006, these expenditures are estimated at between $450 million and $500 million. The level of capital expenditures over the next five years reflects projected customer growth, system replacement and reinforcement projects, and the development of additional gas storage facilities including the extension of a pipeline that moves gas from NW Natural's Mist Storage Field into growing portions of its service area. An estimated 60 percent of the required funds is expected to be internally generated over the five-year period, with the remainder funded through a combination of long-term debt and equity securities with short-term debt providing liquidity and bridge financing.

Investments in non-utility property in 2001 ($9.6 million) and 2000 ($6.9 million) included expenditures for the Company's gas storage expansion project utilized for interstate storage services. Investments in non-utility property in 2000 also included final payments for the construction of the Port of Portland building. Total proceeds from the sale of the building in 2000 ($20.0 million) were recognized as proceeds from sale of assets.

Investing activities in 2001 also included $9.6 million in financial advisory and legal fees, loan arrangement fees and other costs relating to the Company's contract for the purchase of PGE. In the event that the acquisition is terminated, the Company would recognize these costs as current expenses.

The discontinued segment provided net cash of $34.8 million in 2000 from the sale of Canor.

Financing Activities

Cash provided by financing activities in 2001 totaled $15 million, compared to cash used in financing activities in 2000 of $55 million. Factors contributing to the $70 million difference were retirements of long-term debt of $20 million in 2001 compared to $60 million in 2000, and an increase in short-term debt ($52 million) in 2001 compared to a reduction in short-term debt ($38 million) in 2000, partially offset by a reduction in long-term debt issued ($18 million) in 2001 compared to 2000 ($75 million).

Cash used in financing activities in 2000 totaled $55 million, compared to cash provided by financing activities in 1999 of $13 million. Factors contributing to the $68 million difference were retirements of long-term debt of $60 million in 2000 compared to $10 million in 1999, and a reduction in short-term debt ($38 million) in 2000 compared to an increase in short-term debt ($13 million) in 1999, partially offset by an increase in long-term debt issued ($35 million) in 2000.

NW Natural sold $18 million of its secured Medium-Term Notes, Series B (MTNs), in June 2001 and used the proceeds, together with a $52 million increase in short-term borrowings, to re-fund long-term debt ($20 million) and provide cash for investments in utility plant.

NW Natural sold $75 million of its MTNs in 2000. It used $50 million of the proceeds to redeem higher-cost debt, $10 million to re-fund maturing long-term debt and the remainder to meet capital requirements for the Company's ongoing construction program and to reduce short-term debt.

In May 2000, the Company commenced a program to repurchase up to 2 million shares, or up to $35 million in value, of NW Natural's common stock through a repurchase program which has been extended through May 2002. The purchases are made in the open market or through privately negotiated transactions. The Company used $5.8 million for the repurchase of 246,700 shares under the program in 2001. No shares were repurchased during the six months ended Dec. 31, 2001 while the Company was negotiating the purchase of PGE. Since the program's inception in 2000, the Company has repurchased 355,400 shares of common stock at a total cost of $8.2 million.

Ratios of Earnings to Fixed Charges

For the years ended Dec. 31, 2001, 2000 and 1999, the Company's ratios of earnings to fixed charges, computed using the Securities and Exchange Commission method, were 3.14, 3.14 and 3.12, respectively. For this purpose, earnings consist of net income before taxes plus fixed charges. Fixed charges consist of interest on all indebtedness, the amortization of debt expense and discount or premium, and the estimated interest portion of rentals charged to income.

CONTINGENT LIABILITIES

Environmental Matters

NW Natural owns property in Linnton, Oregon that is the site of a former gas manufacturing plant that was closed in 1956 (the Linnton site). In recent years, the Linnton site has been under voluntary investigation by NW Natural for environmental contaminants under program oversight by the Oregon Department of Environmental Quality (ODEQ). NW Natural has recorded liabilities totaling $4.0 million for the estimated costs of investigation and interim remediation at the Linnton site, including consultants' fees, ODEQ oversight reimbursement and legal fees, of which $3.0 million had been spent as of Dec. 31, 2001. In 2000, NW Natural recorded a $1.4 million receivable representing an estimate of the costs for investigation and interim remediation at the Linnton site that NW Natural expects to recover from insurance.

NW Natural previously owned property adjacent to the Linnton site that now is the location of a manufacturing plant owned by Wacker Siltronic Corporation (the Wacker site). In October 2000, the ODEQ issued an order requiring Wacker and NW Natural to determine the nature and extent of releases of hazardous substances to Willamette River sediments from the Wacker site. NW Natural has recorded a liability of $0.3 million for its estimated costs of the investigation and initial remediation on the Wacker site.

In 1998, the ODEQ and the U.S. Environmental Protection Agency (EPA) completed a study of sediments in a 5.5 mile segment of the Willamette River (the Portland Harbor) that includes the area adjacent to the Linnton site and the Wacker site. In 2000, the EPA listed the Portland Harbor as a Superfund site and notified the Company that it is a potentially responsible party. NW Natural recorded a liability of $0.6 million in 2000 and, based on a revised estimate of NW Natural's share of the lower end of a range of probable liability, recorded an additional $0.5 million in 2001 for its estimated share of the costs of remedial investigation of the Portland Harbor. Available information is insufficient to determine either the total amount of liability for investigation and remediation of the Portland Harbor or the higher end of a range for NW Natural's estimated share of that liability.

NW Natural expects that its costs of further investigation and remediation for which it may be responsible with respect to the Linnton site, the Wacker site and the Portland Harbor Superfund site, if any, should be recoverable, in large part, from insurance. In the event these costs are not recovered from insurance, NW Natural will seek recovery through future rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposures associated with activities involving derivative financial instruments and other financial instruments are natural gas commodity price risk, foreign currency exchange risk and interest rate risk. Derivative financial instruments are used as tools to mitigate certain of these market risks (see Note 11). Such instruments are used for hedging purposes, not for trading purposes. Market risks associated with the derivative financial instruments are monitored by management personnel who do not directly enter into these contracts and by a committee of the Board of Directors.

Physical and Financial Commodity, Foreign Currency and Interest Rate Transactions

NW Natural enters into short-term and long-term natural gas purchase contracts with demand and commodity fixed-price and floating-price components, along with associated short-term and long-term natural gas transportation contracts. Foreign currency forward contracts are used to hedge against foreign exchange rate fluctuations on purchases made under these contracts that are denominated in Canadian dollars.

Historically, NW Natural has taken physical delivery of at least the minimum quantities specified in its natural gas purchase contracts. The contracts are subject to annual re-pricing, a process that is intended to reflect anticipated market price trends during the next year. NW Natural's PGA mechanism in Oregon provides for the recovery from customers of actual commodity costs in comparison with established benchmark costs, except that NW Natural absorbs 33 percent of the higher cost of gas sold, or retains 33 percent of the lower cost, in either case as compared to projections.

At Dec. 31, 2001, differences between notional values and fair values with respect to NW Natural's open positions in derivative financial instruments were not material to the Company's financial position or results of operations because of the treatment of these instruments in regulatory mechanisms relating to gas costs (see "Cost of Gas," above, and Notes 1 and 11). However, to the degree that market risks exist due to potential adverse changes in commodity prices and foreign exchange rates in relation to these financial and physical contracts, the Company considers the risks to be:

Commodity Price Risk

The prices of natural gas commodity are subject to fluctuations due to unpredictable factors including weather, pipeline transportation congestion and other factors that affect short-term supply and demand. Natural gas commodity swap and cap agreements are used to convert certain long-term gas purchase contracts from floating prices to fixed prices. At Dec. 31, 2001 and 2000, notional amounts under natural gas commodity swap and cap agreements totaled $260.6 million and $157.8 million, respectively. As of Dec. 31, 2001, six commodity agreements extended beyond Dec. 31, 2002. If all of the commodity swap and cap agreements had been settled on Dec. 31, 2001, a loss of $111.8 million would have been realized (see Note 11).

Foreign Currency Risk

The costs of natural gas commodity and certain pipeline services purchased from Canadian suppliers are subject to changes in the value of Canadian currency in relation to U. S. currency. Foreign currency forward contracts are used to hedge against fluctuations in exchange rates with respect to purchases of natural gas from Canadian suppliers. At Dec. 31, 2001 and 2000, notional amounts under foreign currency forward contracts totaled $10.2 million and $34.1 million, respectively. As of Dec. 31, 2001, no foreign currency forward contracts extended beyond Dec. 31, 2002. If all of the foreign currency forward contracts had been settled on Dec. 31, 2001, a loss of $0.1 million would have been realized (see Note 11).

Interest Rate Risk

Interest rate risk relates to new debt financing needed to fund capital requirements, including maturing debt securities, and to the issuance of commercial paper. Interest rate risk is managed through the issuance of fixed-rate debt with varying maturities and the re-funding of debt through optional redemption when interest rates are favorable. No derivative financial instruments to hedge interest rates were in place at Dec. 31, 2001 or 2000.

Management's Responsibility for Financial Statements

The financial statements in this report were prepared by management, which is responsible for their objectivity and integrity. The statements have been prepared in conformity with generally accepted accounting principles in the United States of America and, where appropriate, reflect informed estimates based on judgments of management. The responsibility of the Company's independent accountants is to render an independent report on the financial statements.

The Company's system of internal accounting controls is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorizations, that transactions are recorded to permit the preparation of financial statements in conformity with orders of regulatory authorities and generally accepted accounting principles in the United States of America and that accountability for assets is maintained. The Company's system of internal controls has provided such reasonable assurances during the periods reported herein. The system includes written policies, procedures and guidelines, an organization structure that segregates duties and an established program for monitoring the system by internal auditors. In addition, the Company has prepared and annually distributes to its employees a Code of Ethics covering its policies for conducting business affairs in a lawful and ethical manner. Ongoing review programs are carried out to ensure compliance with these policies.

The Board of Directors, through its Audit Committee (the Committee), oversees management's financial reporting responsibilities. The Committee meets regularly with management, the internal auditors, and representatives of the Company's independent accountants. Both internal auditors and independent accountants have free and independent access to the Committee and the Board of Directors. No member of the Committee is an employee of the Company. The Committee reports the results of its activities to the full Board of Directors. Annually, the Committee recommends the nomination of independent accountants to the Board of Directors for shareholder approval.



Richard G. Reiten
Chairman and Chief Executive Officer



Bruce R. DeBolt
Senior Vice President, Finance, and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and
Shareholders of NW Natural

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of earnings invested in the business, of cash flows and of capitalization present fairly, in all material respects, the financial position of Northwest Natural Gas Company (doing business as NW Natural) and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments as of January 1, 2001.




PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
February 15, 2002

Consolidated Statements of Income

Thousands, except per share amounts (year ended December 31)	2001	2000	1999
Operating revenues:			
Gross operating revenues	$ 650,252	$ 532,110	$ 455,834
Cost of sales	374,241	274,160	212,197
Net operating revenues	276,011	257,950	243,637
Operating expenses:			
Operations and maintenance	83,920	77,817	73,209
Taxes other than income taxes	32,240	28,351	24,652
Depreciation, depletion and amortization	49,640	47,440	51,008
Total operating expenses	165,800	153,608	148,869
Income from continuing operations	110,211	104,342	94,768
Other income	1,334	3,860	4,816
Interest charges – net	33,805	33,561	30,052
Income before income taxes	77,740	74,641	69,532
Income taxes	27,553	26,829	24,591
Net income from continuing operations	50,187	47,812	44,941
Discontinued segment:			
Income from discontinued segment – net of tax	–	–	355
Gain on sale of discontinued segment – net of tax	–	2,412	–
Net income	50,187	50,224	45,296
Redeemable preferred and preference stock dividend requirements	2,401	2,456	2,515
Earnings applicable to common stock	$ 47,786	$ 47,768	$ 42,781
Average common shares outstanding	25,159	25,183	24,976
Basic earnings per share of common stock:			
From continuing operations	$ 1.90	$ 1.80	$ 1.70
From discontinued segment	–	–	0.01
From gain on sale of discontinued segment	–	0.10	–
Total basic earnings per share	$ 1.90	$ 1.90	$ 1.71
Diluted earnings per share of common stock:			
From continuing operations	$ 1.88	$ 1.79	$ 1.69
From discontinued segment	–	–	0.01
From gain on sale of discontinued segment	–	0.09	–
Total diluted earnings per share	$ 1.88	$ 1.88	$ 1.70
Dividends per share of common stock	$ 1.245	$ 1.24	$ 1.225

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings Invested in the Business

Thousands (year ended December 31)	2001		2000		1999	
Earnings invested in the business:						
Balance at beginning of year	$ 134,189		$ 118,711		$ 106,513	
Net income	50,187	$ 50,187	50,224	$ 50,224	45,296	$ 45,296
Cash dividends paid:						
Redeemable preferred and preference stock	(2,410)		(2,466)		(2,525)	
Common stock	(31,307)		(31,198)		(30,569)	
Common stock repurchased	(2,688)		(1,080)		–	
Common stock expense	(21)		(2)		(4)	
Balance at end of year	$ 147,950		$ 134,189		$ 118,711	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	$ –		$ (3,181)		$ (2,460)	
Other comprehensive income (loss) – net of tax:						
Foreign currency translation adjustments from discontinued segment	–	–	–	–	(721)	(721)
Recognition of foreign currency translation adjustment included in gain on sale of discontinued segment	–	–	3,181	3,181	–	–
Minimum pension liability adjustment	(148)	(148)	–	–	–	–
Unrealized loss from price risk management activities	(227)	(227)	–	–	–	–
Comprehensive income		$ 49,812		$ 53,405		$ 44,575
Balance at end of year	$ (375)		$ –		$ (3,181)	

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Thousands (December 31)	2001	2000
Assets:		
Plant and property:		
Utility plant	$ 1,465,079	$ 1,406,970
Less accumulated depreciation	514,629	478,138
Utility plant – net	950,450	928,832
Non-utility property	18,203	8,649
Less accumulated depreciation and depletion	3,677	3,451
Non-utility property – net	14,526	5,198
Total plant and property	964,976	934,030
Other investments	23,233	14,526
Current assets:		
Cash and cash equivalents	10,440	11,283
Accounts receivable, less allowance for uncollectible accounts of $1,962 in 2001 and $1,867 in 2000	64,722	60,753
Accrued unbilled revenue	57,749	45,619
Inventories of gas, materials and supplies	49,337	46,883
Prepayments and other current assets	28,086	22,834
Total current assets	210,334	187,372
Regulatory assets:		
Income tax asset	48,469	49,515
Deferred gas costs receivable	–	16,973
Unrealized loss on non-trading derivatives	111,641	–
Unamortized loss on debt redemption	6,970	7,433
Other	5,302	9,524
Total regulatory assets	172,382	83,445
Other assets:		
Investment in life insurance	53,033	49,112
Other	11,064	10,228
Total other assets	64,097	59,340
Total assets	$ 1,435,022	$ 1,278,713
Capitalization and liabilities:		
Capitalization (see Consolidated Statements of Capitalization):		
Common stock	$ 79,889	$ 79,905
Premium on common stock	240,697	238,215
Earnings invested in the business	147,950	134,189
Accumulated other comprehensive income (loss)	(375)	–
Total common stock equity	468,161	452,309
Redeemable preference stock	25,000	25,000
Redeemable preferred stock	9,000	9,750
Long-term debt	378,377	400,790
Total capitalization	880,538	887,849
Current liabilities:		
Notes payable	108,291	56,263
Accounts payable	70,698	110,698
Long-term debt due within one year	40,000	20,000
Taxes accrued	22,539	8,066
Interest accrued	3,658	2,696
Other current and accrued liabilities	28,396	23,638
Total current liabilities	273,582	221,361
Regulatory liabilities		
Customer advances	1,985	1,720
Deferred gas costs payable	10,089	–
Total regulatory liabilities	12,074	1,720
Other liabilities:		
Deferred income taxes	130,424	141,656
Fair value of non-trading derivatives	111,868	–
Deferred investment tax credits	8,682	9,538
Other	17,854	16,589
Total other liabilities	268,828	167,783
Commitments and contingencies (see Note 12)	–	–
Total capitalization and liabilities	$ 1,435,022	$ 1,278,713

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Thousands (year ended December 31)	**2001**	2000	1999
Operating activities:			
Net income from continuing operations	**$ 50,187**	$ 47,812	$ 44,941
Adjustments to reconcile net income to cash provided by continuing operations:			
Depreciation, depletion and amortization	**49,640**	47,440	51,008
Gain on sale of assets	**-**	(491)	-
Minimum pension liability adjustment	**(148)**	-	-
Unrealized loss from price risk management activities	**(227)**	-	-
Deferred income taxes and investment tax credits	**(12,088)**	4,651	(5,015)
Equity in (earnings) losses of investments	**321**	221	(490)
Allowance for funds used during construction	**(959)**	(789)	(1,153)
Deferred gas costs – net	**27,062**	3,977	6,845
Regulatory accounts and other – net	**1,345**	4,333	(3,795)
Cash from continuing operations before working capital changes	**115,133**	107,154	92,341
Changes in operating assets and liabilities:			
Accounts receivable – net	**(3,969)**	(17,404)	792
Accrued unbilled revenue	**(12,130)**	(14,069)	2,708
Inventories of gas, materials and supplies	**(2,454)**	(12,964)	(12,661)
Accounts payable	**(40,000)**	42,535	16,910
Accrued interest and taxes	**15,435**	1,988	(4,916)
Other current assets and liabilities	**(494)**	(20,000)	12,992
Cash provided by continuing operating activities	**71,521**	87,240	108,166
Cash provided by operations of discontinued segment	**-**	-	46
Investing activities:			
Acquisition and construction of utility plant assets	**(71,943)**	(80,444)	(109,144)
Investment in non-utility property	**(9,554)**	(6,923)	(10,713)
Deferred costs for pending purchase of PGE	**(9,557)**	-	-
Proceeds from sale of discontinued segment	**-**	34,756	-
Proceeds from sale of assets	**3,256**	21,012	-
Other investments	**529**	610	956
Cash used in investing activities	**(87,269)**	(30,989)	(118,901)
Financing activities:			
Common stock issued	**5,157**	4,826	5,356
Common stock repurchased	**(5,792)**	(2,441)	-
Redeemable preferred stock retired	**(750)**	(814)	(935)
Long-term debt issued	**18,000**	75,000	40,000
Long-term debt retired	**(20,000)**	(60,000)	(10,000)
Change in short-term debt	**52,028**	(37,886)	12,717
Cash dividend payments:			
Redeemable preferred and preference stock	**(2,410)**	(2,466)	(2,525)
Common stock	**(31,307)**	(31,198)	(30,569)
Foreign currency translation and capital stock expense	**(21)**	(2)	(725)
Cash provided by (used in) financing activities	**14,905**	(54,981)	13,319
Increase (decrease) in cash and cash equivalents	**(843)**	1,270	2,630
Cash and cash equivalents – beginning of year	**11,283**	10,013	7,383
Cash and cash equivalents – end of year	**$ 10,440**	$ 11,283	$ 10,013
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	**$ 33,034**	$ 35,592	$ 30,506
Income taxes	**$ 25,201**	$ 22,552	$ 27,302
Supplemental disclosure of non-cash financing activities:			
Conversion to common stock:			
7-1/4 % Series of Convertible Debentures	**$ 413**	$ 589	$ 359

See Notes to Consolidated Financial Statements.

Consolidated Statements of Capitalization

Thousands except share amounts (December 31)	2001		2000	
Common stock equity:				
Common stock – par value $3-1/6 per share, authorized 60,000,000 shares: outstanding – 2001, 25,228,074 shares; 2000, 25,233,424 shares	$ 79,889		$ 79,905	
Premium on common stock	240,697		238,215	
Earnings invested in the business	147,950		134,189	
Accumulated other comprehensive income (loss)	(375)		–	
Total common stock equity	468,161	53%	452,309	51%
Redeemable preference stock, authorized 2,000,000 shares; $6.95 Series, stated value $100 per share; outstanding – 2001, 250,000 shares; 2000, 250,000 shares	25,000	3%	25,000	3%
Redeemable preferred stock, authorized 1,500,000 shares; $7.125 Series, stated value $100 per share; outstanding – 2001, 90,000 shares; 2000, 97,500 shares	9,000	1%	9,750	1%
Long-term debt:				
Medium-Term Notes				
First Mortgage Bonds:				
6.620% Series B due 2001	–		10,000	
8.050% Series A due 2002	10,000		10,000	
6.750% Series B due 2002	10,000		10,000	
5.550% Series B due 2002	20,000		20,000	
6.400% Series B due 2003	20,000		20,000	
6.340% Series B due 2005	5,000		5,000	
6.380% Series B due 2005	5,000		5,000	
6.450% Series B due 2005	5,000		5,000	
6.050% Series B due 2006	8,000		–	
6.800% Series B due 2007	10,000		10,000	
6.500% Series B due 2008	5,000		5,000	
7.450% Series B due 2010	25,000		25,000	
6.665% Series B due 2011	10,000		–	
8.260% Series B due 2014	10,000		10,000	
7.000% Series B due 2017	40,000		40,000	
6.600% Series B due 2018	22,000		22,000	
8.310% Series B due 2019	10,000		10,000	
7.630% Series B due 2019	20,000		20,000	
9.050% Series A due 2021	10,000		10,000	
7.250% Series B due 2023	20,000		20,000	
7.500% Series B due 2023	4,000		4,000	
7.520% Series B due 2023	11,000		11,000	
7.720% Series B due 2025	20,000		20,000	
6.520% Series B due 2025	10,000		10,000	
7.050% Series B due 2026	20,000		20,000	
7.000% Series B due 2027	20,000		20,000	
6.650% Series B due 2027	20,000		20,000	
6.650% Series B due 2028	10,000		10,000	
7.740% Series B due 2030	20,000		20,000	
7.850% Series B due 2030	10,000		10,000	
Unsecured:				
8.470% Series A due 2001	–		10,000	
Convertible Debentures				
7-1/4% Series due 2012	8,377		8,790	
	418,377		420,790	
Less long-term debt due within one year	40,000		20,000	
Total long-term debt	378,377	43%	400,790	45%
Total capitalization	$ 880,538	100%	$ 887,849	100%

See Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principles of Consolidation

The consolidated financial statements include:

Regulated utility:

- Northwest Natural Gas Company (NW Natural)

Non-regulated subsidiary businesses:

- NNG Financial Corporation (Financial Corporation), a wholly-owned subsidiary
- Northwest Energy Corporation (Northwest Energy or Holding Company), a wholly-owned subsidiary formed in 2001
- Canor Energy, Ltd. (Canor), a majority-owned subsidiary reclassified as a discontinued segment in 1999 and sold in 2000

Together these businesses are referred to herein as the "Company." Intercompany accounts and transactions have been eliminated.

Investments in corporate joint ventures and partnerships in which the Company's ownership interest is 50 percent or less and over which the Company does not exercise control, are accounted for by the equity method or the cost method (see Note 9).

Certain amounts from prior years have been reclassified to conform with the 2001 presentation. These reclassifications had no impact on prior year results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and changes would be reported in future periods. Management believes that the estimates used are reasonable.

Industry Regulation

The Company's principal business is the distribution of natural gas which is regulated by the Oregon Public Utility Commission (OPUC) and the Washington Utilities and Transportation Commission (WUTC). Accounting records and practices conform to the requirements and uniform system of accounts prescribed by these regulatory authorities in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

In applying SFAS No. 71, NW Natural has capitalized certain costs and benefits as regulatory assets and liabilities pursuant to orders of the OPUC or WUTC in general rate or expense deferral proceedings, to provide for recovery of revenues or expenses from, or refunds to, utility customers in future periods. At Dec. 31, 2001 and 2000, regulatory tax assets were $48.5 million and $49.5 million, respectively, while other regulatory assets and liabilities (net) were $111.8 million and $32.2 million, respectively.

If NW Natural should determine in the future that all or a portion of these regulatory assets and liabilities no longer meet the criteria for continued application of SFAS No. 71, it would be required to write off the related balances of its regulatory assets as a charge to its income statement.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires goodwill and other intangibles with indefinite lives to be tested for impairment at least annually rather than being amortized as previously required. SFAS No. 142 is effective for fiscal years beginning after Dec. 15, 2001. The Company is evaluating the impact these new standards may have on its financial position or results of operations upon adoption effective Jan. 1, 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The liability for the asset retirement obligation is recorded as a capitalized cost increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. The Company is currently evaluating the impact of this statement upon its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after Dec. 15, 2001. SFAS No. 144 develops a single accounting model for all long-lived assets disposed of and requires that these assets be measured at the lower of book value or fair value less selling costs. SFAS No. 144 also expands the scope of discontinued operations to include all components of an entity that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Implementation of this statement is not expected to have a material impact upon either the Company's financial position or results of operations.

Utility Plant

Utility plant for NW Natural is stated at cost (see Note 9). When a depreciable unit of property is retired, the cost is removed from both utility plant and accumulated depreciation together with the cost of removal, less any salvage. No gain or loss is recognized upon normal retirement.

NW Natural's provision for depreciation of utility property, which is computed under the straight-line, age-life method in accordance with independent engineering studies and as approved by regulatory authorities, approximated 3.5 percent of average depreciable plant in both 2001 and 2000 and 4.0 percent in 1999. The depreciation rate approximates the economic life of the utility property.

Certain additions to utility plant include an allowance for funds used during construction (AFUDC), a non-cash item. AFUDC represents the cost of funds borrowed during construction and is calculated using actual commercial paper interest rates. If commercial paper borrowings are insufficient to finance the total construction work in progress, then a composite rate of interest on all debt, shown as a reduction to interest charges, and a return on equity funds, shown as other income, is used to compute AFUDC. While cash is not realized currently from AFUDC, it is realized in the ratemaking process over the service life of the related property through increased revenues resulting from higher rate base and higher depreciation expense. NW Natural's weighted average AFUDC rates were 6.2 percent in 2001 and 6.0 percent for both 2000 and 1999.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid temporary investments with original maturity dates of three months or less.

Revenue Recognition

Utility revenues are derived primarily from the sale and transportation of natural gas. Utility revenue from gas sales and transportation is recognized when the gas is delivered to and received by the customer. Estimated revenues are accrued for gas deliveries not billed to customers from meter reading dates to month end (unbilled revenue) and are reversed the following month when actual billings occur.

Revenues from non-utility services, including gas storage services, are recognized upon delivery of the service to customers.

Inventories

Inventories, consisting primarily of natural gas in storage, are stated at the lower of average cost or net realizable value.

Derivatives Policy

NW Natural's Derivatives Policy sets forth the guidelines for using selected financial derivative products to support prudent risk management strategies within designated parameters. The Policy allows for the use of derivatives to manage commodity prices related to natural gas purchases, foreign currency prices related to gas purchase commitments from Canada, oil or propane commodity prices related to gas sales and transportation services under rate schedules pegged to other commodities, and interest rates related to long-term debt maturing in less than five years or expected to be issued in future periods. NW Natural's objectives for using derivatives are to decrease the volatility of earnings and cash flows associated with changes in commodity prices, foreign currency prices and interest rates. Use of derivatives is permitted only after the commodity price, exchange rate, and interest rate exposures have been identified, are determined to exceed defined tolerance levels and are considered to be unavoidable because they are necessary to support normal business activities (see Note 11).The Policy is intended to prevent speculative risk. NW Natural does not enter into derivative instruments for trading purposes and believes that any increase in market risk created by holding derivatives should be offset by the exposures they modify.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on Jan. 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 133 also requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met.

NW Natural designates its derivatives as fair value or cash flow hedges based upon criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change. For a derivative designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported in accumulated other comprehensive income (OCI) unless the derivative is subject to deferral under NW Natural's regulated tariffs with the OPUC or the WUTC. The ineffective portion of the gain or loss in a cash flow hedge is reported in earnings immediately. Effectiveness is measured by comparing changes in cash flows of the hedged item to gains or losses on derivative instruments.

NW Natural's primary hedging activities, i.e. natural gas commodity price and foreign currency exchange rates, are accounted for as cash flow hedges under SFAS No. 133 and are subject to regulatory deferral pursuant to SFAS No. 71. Unrealized gains and losses from mark-to-market valuations of these contracts are reported as derivative assets or liabilities and offset by a corresponding deferred account balance included under "Regulatory assets." Due to their regulatory deferral treatment, effective portions of changes in the fair value of these derivatives are not recorded in OCI but are recognized as a regulatory asset or liability. Ineffective portions of changes in the fair value for these contracts are recognized in current earnings.

NW Natural documents all relationships between its hedge contracts and hedged items, as well as its risk management objective and strategy. This process includes specific identification of the type of contract, the details of the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be measured. Both at the inception of the hedge and on an ongoing basis, NW Natural measures the effectiveness of the derivatives used in hedge transactions.

Income Taxes

NW Natural uses the balance sheet method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts (see Note 8).

Consistent with rate and accounting orders of regulatory authorities, deferred income taxes are not currently collected for those temporary income tax differences where the prescribed regulatory accounting methods do not provide for current recovery in rates. NW Natural has recorded a regulatory tax asset for amounts pending recovery from customers in future rates. These amounts are primarily differences between the book and tax bases of net utility plant in service. This asset balance was $48.5 million and $49.5 million at Dec. 31, 2001 and 2000, respectively.

Investment tax credits on utility property additions and leveraged leases which reduce income taxes payable are deferred for financial statement purposes and are amortized over the life of the related property or lease. Investment and energy tax credits generated by non-regulated subsidiaries are amortized over a period of one to five years.

Other Income

Other income consists of interest income, gain on sale of assets, investment income of Financial Corporation, and other miscellaneous income from merchandise sales, rents, an aircraft lease and other items.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding each year. Diluted earnings per share reflect the potential effects of the conversion of convertible debentures and the exercise of stock options. Diluted earnings are calculated as follows:

Thousands, except per share amounts	2001	2000	1999
Earnings applicable to common stock	$ 47,786	$ 47,768	$ 42,781
Debenture interest less taxes	370	389	415
Net income available for diluted common stock	$ 48,156	$ 48,157	$ 43,196
Average common shares outstanding	25,159	25,183	24,976
Stock options	32	13	21
Convertible debentures	421	442	471
Diluted average common shares outstanding	25,612	25,638	25,468
Diluted earnings per share of common stock	$ 1.88	$ 1.88	$ 1.70

2. CONSOLIDATED SUBSIDIARY OPERATIONS AND SEGMENT INFORMATION:

At Dec. 31, 2001, the Company had one active subsidiary, Financial Corporation, a wholly-owned subsidiary. Northwest Energy, which was formed in 2001 to serve as the holding company for NW Natural and PGE if the acquisition of PGE is completed, had no active operations in 2001. One discontinued segment, Canor, a majority-owned subsidiary, was sold in January 2000.

The Company principally operates in a business segment consisting of the distribution of natural gas ("Utility"). Another segment, which was immaterial prior to Jan. 1, 2001, consists of natural gas storage services provided to interstate customers using certain storage capacity not required from time to time for service to utility customers ("Gas Storage"). The remaining segment primarily consists of non-regulated investments, including alternative energy projects in California, oil and gas exploration properties which were sold in 2000, a Boeing 737-300 aircraft leased to Continental Airlines and deferred costs in the pending purchase of PGE ("Other").

NNG Financial Corporation

Financial Corporation has several financial investments, including investments as a limited partner in solar electric generating systems, windpower electric generating projects, a hydroelectric facility and low-income housing projects. In 2000, Financial Corporation sold its remaining interests in certain gas producing properties in the western United States (see Note 9).

Canor Energy, Ltd.

On Jan. 26, 2000, the Company sold its interest in Canor, an Alberta, Canada corporation that had been engaged in natural gas and oil exploration, development and production in Alberta and Saskatchewan, Canada. The after-tax gain from the sale was $2.4 million, net of Canadian tax on dividends ($0.6 million) and U.S. income tax ($2.8 million), and is shown as gain on sale of discontinued segment.

The Company's consolidated financial statements for 1999 were reclassified to reflect Canor as a discontinued segment. Accordingly, Canor's operating revenues and expenses are included in income from discontinued segment for 1999, and its cash flows are reported as cash provided by operations of, and proceeds from sale of, discontinued segment.

Segment Information

The following table presents information about reportable segments for 2001, 2000 and 1999. Inter-segment transactions are insignificant.

Thousands	Utility	Gas Storage	Other	Total
2001				
Net operating revenues	**$ 271,473**	**$ 4,368**	**$ 170**	**$ 276,011**
Depreciation, depletion and amortization	**49,413**	**227**	**–**	**49,640**
Other operating expenses (income)	**115,708**	**489**	**(37)**	**116,160**
Income from operations	**106,352**	**3,652**	**207**	**110,211**
Income (loss) from financial investments	**–**	**–**	**(321)**	**(321)**
Net income from continuing operations	**47,313**	**2,112**	**762**	**50,187**
Total assets at Dec. 31	**1,391,156**	**14,243**	**29,623**	**1,435,022**
2000				
Net operating revenues	$ 257,361	$ 258	$ 331	$ 257,950
Depreciation, depletion and amortization	47,430	10	–	47,440
Other operating expenses	106,027	81	60	106,168
Income from operations	103,904	167	271	104,342
Income (loss) from financial investments	–	–	(221)	(221)
Net income from continuing operations	47,519	102	191	47,812
Gain on sale of discontinued segment	–	–	2,412	2,412
Total assets at Dec. 31	1,252,747	4,919	21,047	1,278,713
1999				
Net operating revenues	$ 243,269	$ –	$ 368	$ 243,637
Depreciation, depletion and amortization	50,841	–	167	51,008
Other operating expenses	97,684	–	177	97,861
Income from operations	94,744	–	24	94,768
Income (loss) from financial investments	–	–	(82)	(82)
Net income from continuing operations	44,323	–	618	44,941
Net income from discontinued segment	–	–	355	355
Total assets at Dec. 31	1,197,673	–	46,750	1,244,423

3. CAPITAL STOCK:

Common Stock

At Dec. 31, 2001, NW Natural had reserved 191,277 shares of common stock for issuance under the Employee Stock Purchase Plan, 725,953 shares under its Dividend Reinvestment and Stock Purchase Plan, 769,058 shares under its Restated Stock Option Plan (formerly the 1985 Stock Option Plan) (see Note 4), 481,571 shares for future conversions of its 7-1/4% Convertible Debentures and 3,000,000 shares under the Shareholder Rights Plan.

Redeemable Preference Stock

The $6.95 Series of Preference Stock is not redeemable prior to Dec. 31, 2002, but is subject to mandatory redemption on that date.

Redeemable Preferred Stock

The mandatory preferred stock redemption requirements aggregate $0.8 million in each of 2002, 2003, 2004, 2005 and 2006. These requirements are non-cumulative. At any time NW Natural is in default on any of its obligations to make the prescribed sinking fund payments, it may not pay cash dividends on the common stock or the preference stock. Upon involuntary liquidation, all series of redeemable preferred stock are entitled to their stated value.

The redeemable preferred stock is callable at stipulated prices, plus accrued dividends. On or after May 1, 2001, shares of the $7.125 Series are redeemable at a price of $103.325 per share, decreasing each year thereafter to $100 per share on or after May 1, 2008.

Stock Repurchase Program

In May 2000, the Company commenced a program to repurchase up to 2 million shares, or up to $35 million in value, of its common stock through a repurchase program that was extended through May 2002. Purchases are made in the open market or through privately negotiated transactions. As of Dec. 31, 2001, the Company had repurchased 355,400 shares of common stock at a total cost of $8.2 million.

The following table shows the changes in the number of shares of NW Natural's capital stock and the premium on common stock for the years 2001, 2000 and 1999:

	Shares			Premium on common stock (thousands)
	Common stock	Redeemable preference stock	Redeemable preferred stock	
Balance, Dec. 31, 1998	24,853,121	250,000	114,985	$ 229,650
Sales to employees	13,619	–	–	295
Sales to stockholders	188,821	–	–	4,028
Exercise of stock options – net	18,355	–	–	334
Conversion of convertible debentures to common	18,022	–	–	301
Sinking fund purchases	–	–	(9,342)	–
Balance, Dec. 31, 1999	25,091,938	250,000	105,643	234,608
Sales to employees	14,696	–	–	278
Sales to stockholders	199,920	–	–	3,769
Exercise of stock options – net	5,990	–	–	81
Conversion of convertible debentures to common	29,580	–	–	495
Stock repurchases	(108,700)	–	–	(1,016)
Sinking fund purchases	–	–	(8,143)	–
Balance, Dec. 31, 2000	25,233,424	250,000	97,500	238,215
Sales to employees	30,952	–	–	498
Sales to stockholders	177,624	–	–	3,854
Exercise of stock options – net	12,289	–	–	110
Conversion of convertible debentures to common	20,485	–	–	343
Stock repurchases	(246,700)	–	–	(2,323)
Sinking fund purchases	–	–	(7,500)	–
Balance, Dec. 31, 2001	**25,228,074**	**250,000**	**90,000**	**$ 240,697**

4. STOCK-BASED COMPENSATION:

NW Natural has the following stock-based compensation plans: the Long-Term Incentive Plan (LTIP); the Restated Stock Option Plan (Restated SOP); the Employee Stock Purchase Plan (ESPP); and the Non-Employee Directors Stock Compensation Plan (NEDSCP). These plans are designed to promote stock ownership in the Company by employees, officers and directors. NW Natural applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in its accounting for stock-based compensation plans.

NW Natural's shareholders approved the LTIP effective Jan. 1, 2001, to provide a flexible, competitive compensation program for employees, officers and outside directors. An aggregate of 500,000 shares of common stock was authorized for grants under the LTIP as stock bonus, restricted stock or performance-based stock awards. Shares awarded under the LTIP are purchased on the open market. To date, NW Natural has granted two performance-based awards, one based on a two-year performance period (2001-2002) and the other based on a three-year performance period (2001-2003), and a restricted stock award. At Dec. 31, 2001, the aggregate target award for each of the performance-based awards was 40,000 shares and the maximum award was 80,000 shares each. The final award depends on the attainment of certain return on equity performance goals. The restricted stock award consists of 4,500 shares granted in 2001 with a vesting period of 65 months. The LTIP stock awards are compensatory awards for which compensation expense is accrued based upon the market value for performance shares earned, or a pro rata amortization over the vesting period for restricted shares. Total compensation expense accrued under the LTIP in 2001 was $0.2 million, including accrued dividends.

The Restated SOP authorizes an aggregate of 1,200,000 shares of common stock for issuance as incentive or non-statutory stock options. These options may be granted only to officers and key employees designated by a committee of NW Natural's Board of Directors. All options are granted at an option price not less than the market value at the date of grant and may be exercised for a period not exceeding 10 years from the date of grant. Option holders may exchange shares they have owned for at least one year, at the current market price, to purchase shares at the option price.

Since inception in 1985, options on 937,171 shares of common stock have been granted at prices ranging from $11.75 to $27.875 per share, and options on 110,921 shares have expired. In accordance with APB No. 25, no compensation expense is recognized for the Restated SOP or the ESPP. If compensation expense for awards under the Restated SOP and the ESPP had been determined based on fair value at the grant dates using the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Earnings applicable to common stock ($000):			
As reported	$ **47,786**	$ 47,768	$ 42,781
Pro forma	**47,232**	47,190	42,525
Basic earnings per share			
As reported	$ **1.90**	$ 1.90	$ 1.71
Pro forma	**1.88**	1.87	1.70
Diluted earnings per share			
As reported	$ **1.88**	$ 1.88	$ 1.70
Pro forma	**1.86**	1.86	1.69

For purposes of determining the pro forma expense, the fair value of each stock option is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: a dividend yield of 4.9 and 4.7 percent; expected volatility of 31.0 and 31.4 percent; and, for grants made in both years, a risk-free interest rate of 5 percent and expected lives of seven years. No stock options were granted in 1999. The fair value at Dec. 31, 2001 of the stock options granted during 2001 was $17.34.

Information regarding the Restated SOP's activity is summarized as follows:

		— Exercise Price Per Share —	
	Shares	Range	Weighted Average
Options outstanding at Dec. 31, 1998	320,032	$ 16.59 – 27.875	$ 24.06
Exercised	(19,820)	20.17 – 24.000	21.81
Expired	(10,000)	27.875	27.88
Options outstanding at Dec. 31, 1999	290,212	16.59 – 27.875	24.08
Granted	153,000	20.25 – 22.875	20.36
Exercised	(14,207)	16.59 – 24.000	22.63
Expired	(13,000)	20.25 – 27.875	24.36
Options outstanding at Dec. 31, 2000	416,005	20.17 – 27.875	22.75
Granted	15,000	24.91	24.91
Exercised	(12,289)	20.17 – 20.920	20.36
Expired	(31,625)	20.25 – 27.875	24.31
Options outstanding at Dec. 31, 2001	**387,091**	**20.25 – 27.875**	**22.79**

The weighted average characteristics of outstanding stock options at Dec. 31, 2001 were as follows:

— Outstanding Options —			– Exercisable Options –	
Range of Exercise Prices	Shares	Remaining Life	Shares	Weighted Average Price
$20.250 – $27.875	387,091	6.10	273,891	$ 23.54

The ESPP, as amended in 2000, allows employees to purchase common stock at 85 percent of the average bid and ask market price on the subscription date which is set annually. Each eligible employee may purchase up to 900 shares through payroll deduction over a six to 12-month period.

Non-employee directors are granted stock awards annually under the Company's NEDSCP. These director stock awards are vested over five years, and compensation expense is amortized over the vesting period. Non-employee directors also may elect to receive shares of common stock instead of a cash payment for their fees and retainers under a separate plan.

5. LONG-TERM DEBT:

The issuance of first mortgage bonds, including secured medium-term notes, under the Mortgage and Deed of Trust (Mortgage) is limited by property, retained earnings and other provisions of the Mortgage. The Mortgage constitutes a first mortgage lien on substantially all of NW Natural's utility property.

The 7-1/4 % Series of Convertible Debentures may be converted at any time into 50-1/4 shares of common stock for each $1,000 face value ($19.90 per share).

The maturities for the five years ending Dec. 31, 2006 on the long-term debt outstanding at Dec. 31, 2001 amount to: $40 million in 2002, $20 million in 2003, no maturity in 2004, $15 million in 2005 and $8 million in 2006. Holders of certain medium-term notes have put options that, if exercised, would accelerate the maturity of long-term debt by $10 million in 2002 and 2005.

6. NOTES PAYABLE AND LINES OF CREDIT:

The Company's primary source of short-term funds is commercial paper notes payable. Both NW Natural and Financial Corporation issue commercial paper under agency agreements with a commercial bank. NW Natural's commercial paper is supported by its committed bank lines of credit (see below), while Financial Corporation's commercial paper is supported by committed bank lines of credit and the guaranty of NW Natural. The amounts and average interest rates of commercial paper outstanding at Dec. 31 were as follows:

	2001		2000	
Thousands	**Amount**	**Rate**	Amount	Rate
NW Natural	**$ 108,291**	**2.6%**	$ 56,263	6.5%
Financial Corporation	**–**		–	
Total	**$ 108,291**		$ 56,263	

NW Natural has available through Sept. 30, 2002 committed lines of credit with four commercial banks totaling $150 million. In addition, Financial Corporation has available through Sept. 30, 2002 committed lines of credit with two commercial banks totaling $20 million. Financial Corporation's lines are supported by the guaranty of NW Natural.

Under the terms of these lines of credit, NW Natural and Financial Corporation pay commitment fees but are not required to maintain compensating bank balances. The interest rates on borrowings under these lines of credit are based on current market rates as negotiated. There were no outstanding balances on either the NW Natural or Financial Corporation lines of credit as of Dec. 31, 2001 or 2000.

7. PENSION AND OTHER POSTRETIREMENT BENEFITS:

NW Natural has two qualified non-contributory defined benefit pension plans covering all regular employees with more than one year of service, a non-qualified supplemental pension plan for eligible executive officers and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the three-year period ended Dec. 31, 2001 and a statement of the funded status and amounts recognized in the consolidated balance sheets as of Dec. 31, 2001, 2000 and 1999:

	Pension Benefits			Other Benefits		
Thousands	**2001**	2000	1999	**2001**	2000	1999
Change in benefit obligation:						
Benefit obligation at Jan. 1	**$ 146,802**	$ 136,198	$ 142,619	**$ 14,069**	$ 11,902	$ 15,717
Service cost	**3,964**	3,475	4,259	**325**	234	162
Interest cost	**11,332**	10,312	9,379	**1,116**	995	715
Expected benefits paid	**(9,152)**	(8,035)	(6,911)	**(942)**	(878)	(766)
Plan amendments	**1,838**	12	4,057	**2,419**	–	(1,583)
Net actuarial (gain) loss	**11,967**	4,840	(17,205)	**–**	1,816	(2,343)
Benefit obligation at Dec. 31	**166,751**	146,802	136,198	**16,987**	14,069	11,902
Change in plan assets:						
Fair value of plan assets at Jan. 1	**190,451**	193,427	175,554	**–**	–	–
Actual return on plan assets	**(13,077)**	4,351	24,104	**–**	–	–
Employer contributions	**742**	708	680	**942**	878	766
Benefits paid	**(9,152)**	(8,035)	(6,911)	**(942)**	(878)	(766)
Fair value of plan assets at Dec. 31	**168,964**	190,451	193,427	**–**	–	–
Funded status:						
Funded status at Dec. 31	**2,212**	43,649	57,229	**(16,987)**	(14,069)	(11,902)
Unrecognized transition obligation	**351**	701	1,035	**4,795**	5,232	5,667
Unrecognized prior service cost	**8,575**	8,022	9,184	**172**	191	210
Unrecognized net actuarial (gain) loss	**(2,956)**	(47,661)	(67,656)	**3,405**	1,061	(755)
Net amount recognized	**$ 8,182**	$ 4,711	$ (208)	**$ (8,615)**	$ (7,585)	$ (6,780)
Amounts recognized in the consolidated balance sheets at Dec. 31:						
Prepaid benefit cost	**$ 17,211**	$ 13,150	$ 7,712	**$ –**	$ –	$ –
Accrued benefit liability	**(9,346)**	(8,932)	(8,578)	**(8,615)**	(7,585)	(6,780)
Intangible asset	**169**	493	658	**–**	–	–
Other comprehensive loss	**148**	–	–	**–**	–	–
Net amount recognized	**$ 8,182**	$ 4,711	$ (208)	**$ (8,615)**	$ (7,585)	$ (6,780)

For each of the periods presented, the Company's non-qualified supplemental pension plan was the only pension plan with an accumulated benefit obligation in excess of plan assets. The plan's aggregate accumulated benefit obligation was $10.7 million, $10.4 million and $9.8 million at Dec. 31, 2001, 2000 and 1999, respectively. There were no plan assets in the non-qualified plan due to the nature of the plan, but the Company funds its obligation with trust-owned life insurance. The amount of the life insurance coverage is designed to provide sufficient returns to recover all costs of the plan. The Company's plans for providing postretirement benefits other than pensions also have no plan assets. The aggregate benefit obligation for those plans is $17.0 million, $14.1 million and $11.9 million at Dec. 31, 2001, 2000 and 1999, respectively.

The following tables provide the components of net periodic cost (benefit) for the plans for the years ended Dec. 31, 2001, 2000 and 1999, and the assumptions used in the measurement of these costs and the Company's benefit obligations:

Thousands	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Benefits 2001	Other Benefits 2000	Other Benefits 1999
Service cost	**$ 3,964**	$ 3,475	$ 4,259	**$ 325**	$ 234	$ 162
Interest cost	**11,332**	10,312	9,379	**1,116**	995	715
Expected return on plan assets	**(17,198)**	(16,056)	(15,570)	**–**	–	
Amortization of transition obligation	**351**	334	37	**436**	436	436
Amortization of prior service cost	**1,284**	1,174	827	**19**	19	–
Recognized actuarial (gain) loss	**(2,464)**	(3,449)	(781)	**75**	–	(35)
Special termination benefits	**–**	–	1,410	**–**	–	
Net periodic cost (benefit)	**$ (2,731)**	$ (4,210)	$ (439)	**$ 1,971**	$ 1,684	$ 1,278
Weighted average assumptions as of Dec. 31:						
Discount rate	**7.25%**	7.50%	7.75%	**7.25%**	7.50%	7.75%
Expected return on plan assets	**9.00%**	9.00%	10.00%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25-5.00%**	4.25-5.00%	4.25-5.00%	**n/a**	n/a	n/a

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0 percent during 2001. The rate was assumed to decrease gradually each year to a rate of 4.5 percent for 2005 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

Thousands	1% Increase	1% Decrease
Effect on the total service and interest cost components of net periodic postretirement health care benefit cost	$ 66	$ (60)
Effect on the health care component of the accumulated postretirement benefit obligation	$ 402	$ (365)

NW Natural also has a qualified defined contribution plan under Internal Revenue Code Section 401(k) and a non-qualified deferred compensation plan for eligible employees. These plans are designed to enhance the retirement program of employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. NW Natural's matching contributions to these plans totaled $1.3 million in both 2001 and 2000, and $1.0 million in 1999.

8. INCOME TAXES:

A reconciliation between income taxes calculated at the statutory federal tax rate and the tax provision reflected in the financial statements is as follows:

Thousands	2001	2000	1999
Computed income taxes based on statutory federal income tax rate of 35%	**$ 27,209**	$ 26,124	$ 24,336
Increase (reduction) in taxes resulting from:			
Difference between book and tax depreciation	**222**	222	222
Current state income tax, net of federal tax benefit	**2,672**	2,622	2,450
Federal income tax credits	**(362)**	(357)	(357)
Amortization of investment tax credits	**(855)**	(855)	(855)
Removal costs	**(508)**	(480)	(485)
Reversal of amounts provided in prior years	**(72)**	(25)	(655)
Gains on Company and trust-owned life insurance	**(576)**	(611)	(703)
Other – net	**(177)**	189	638
Total provision for income taxes	**$ 27,553**	$ 26,829	$ 24,591
Total income taxes paid	**$ 25,201**	$ 22,552	$ 27,302

The provision for income taxes consists of the following:

Thousands	2001	2000	1999
Income taxes currently payable:			
Federal	**$ 32,682**	$ 18,228	$ 20,518
State	**5,912**	2,444	3,288
Total	**38,594**	20,672	23,806
Deferred taxes – net:			
Federal	**(8,606)**	7,495	1,283
State	**(1,580)**	(483)	357
Total	**(10,186)**	7,012	1,640
Investment and energy tax credits restored:			
From utility operations	**(800)**	(800)	(800)
From subsidiary operations	**(55)**	(55)	(55)
Total	**(855)**	(855)	(855)
Total provision for income taxes	**$ 27,553**	$ 26,829	$ 24,591
Percentage of pretax income	**35.4%**	35.9%	35.4%

Deferred tax assets and liabilities are comprised of the following:

Thousands	2001	2000	1999
Deferred tax liabilities:			
Property, plant and equipment	**$ 127,787**	$ 123,559	$ 114,664
Regulatory asset	**13,303**	14,349	15,894
Total	**141,090**	137,908	130,558
Deferred tax assets:			
Regulatory asset (liability)	**2,270**	(9,558)	(10,784)
Other deferred assets	**8,396**	5,810	5,192
Total	**10,666**	(3,748)	(5,592)
Net accumulated deferred income tax liability	**$ 130,424**	$ 141,656	$ 136,150

9. PROPERTY AND INVESTMENTS:

The following table sets forth the major classifications of NW Natural's utility plant and accumulated depreciation at Dec. 31:

Thousands	2001 Amount	2001 Average Depreciation Rate	2000 Amount	2000 Average Depreciation Rate
Transmission and distribution	**$1,196,825**	**3.4%**	$ 1,144,107	3.3%
Utility storage	**104,603**	**2.6%**	103,506	2.7%
General	**80,411**	**2.9%**	82,723	6.3%
Intangible and other	**52,170**	**9.8%**	46,344	5.5%
Utility plant in service	**1,434,009**	**3.5%**	1,376,680	3.5%
Gas stored long-term	**11,301**		11,301	
Construction work in progress	**19,769**		18,989	
Total utility plant	**1,465,079**		1,406,970	
Less accumulated depreciation	**514,629**		478,138	
Utility plant – net	**$ 950,450**		$ 928,832	

The following table summarizes the Company's investments in non-utility plant at Dec. 31:

Thousands	2001	2000
Non-utility storage	$ 14,480	$ 4,929
Dock, land and oil station	3,716	3,713
Other	7	7
Total non-utility plant	18,203	8,649
Less accumulated depreciation	3,677	3,451
Non-utility plant – net	$ 14,526	$ 5,198

The Canadian oil and gas properties were included in investment in a discontinued segment (see Note 2) and the Port of Portland building was classified as property held for sale. Both were sold in 2000. Also in 2000, Financial Corporation sold domestic oil and gas properties that had been included in other non-utility plant as of Dec. 31, 1999 ($4.9 million).

The following table summarizes the Company's investments in entities accounted for under the equity and cost methods, and its investment in an aircraft leveraged lease at Dec. 31:

Thousands	2001	2000
Deferred costs for pending purchase of PGE	$ 9,557	$ –
Aircraft leveraged lease	6,987	7,479
Gas pipeline and other	3,234	1,776
Electric generation	3,155	4,898
Long-term notes receivable	300	373
Total investments and other	$ 23,233	$ 14,526

Financial Corporation has ownership interests ranging from 4.0 to 5.3 percent in solar electric generation plants located near Barstow, California. Power generated by these plants is sold to Southern California Edison Company under long-term contracts. Financial Corporation also has ownership interests ranging from 25 to 41 percent in windpower electric generation projects located near Livermore and Palm Springs, California. The wind-generated power is sold to Pacific Gas and Electric Company and Southern California Edison Company under long-term contracts.

In 1987, the Company invested in a Boeing 737-300 aircraft, which is leased to Continental Airlines for 20 years under a leveraged lease agreement.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair values of NW Natural's financial instruments have been determined using available market information and appropriate valuation methodologies. The following are financial instruments whose carrying values are sensitive to market conditions:

	– Dec. 31, 2001 –		– Dec. 31, 2000 –	
Thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Redeemable preference stock	$ 25,000	$ 25,347	$ 25,000	$ 22,750
Redeemable preferred stock	$ 9,000	$ 9,256	$ 9,750	$ 9,750
Long-term debt including amount due within one year	$ 418,377	$ 407,239	$ 420,790	$ 460,929

Fair value of the redeemable preference stock and the redeemable preferred stock was estimated using quoted market prices. Interest rates for debt with similar terms and remaining maturities were used to estimate fair value for debt issues.

The carrying amount of long-term notes receivable approximated fair value at Dec. 31, 2001 and 2000.

11. USE OF FINANCIAL DERIVATIVES:

NW Natural enters into short-term and long-term natural gas purchase contracts with suppliers, including contracts tied to floating prices. As such, NW Natural is exposed to changes in commodity prices. Natural gas prices are subject to fluctuations due to unpredictable factors including weather, inventory levels, pipeline transportation availability, and the economy, each of which affects short-term supply and demand. As part of its overall strategy to maintain an acceptable level of exposure to gas price fluctuations, the Company uses a targeted mix of fixed-rate and cap-protected derivatives to hedge the exposure under floating price gas supply contracts. Swap contracts are used to convert certain long-term gas purchase contracts from floating prices to fixed prices, and call option contracts are used to limit the maximum adverse impact from floating price contracts while retaining the potential favorable impact from declining gas prices. These commodity hedge contracts are usually embedded in NW Natural's annual gas rate to customers, pursuant to its Oregon Purchased Gas Adjustment tariff (PGA), which is intended to limit customers' exposure to frequent changes in purchased gas costs. The estimated fair value gains and losses from commodity hedge contracts are recorded as a derivative asset or liability, and are offset by a corresponding amount recorded to a deferred regulatory asset or liability account for the effective portion of each hedge contract. The actual gains and losses realized at settlement of the hedge contract are used to offset the actual purchase cost from NW Natural's physical supply contract.

Certain natural gas purchases from Canadian suppliers are invoiced in Canadian dollars, including both commodity and demand charges, thereby exposing NW Natural to adverse changes in foreign currency rates. Foreign currency forward contracts are used to minimize the impact of fluctuations in currency rates. Foreign currency contracts for commodity costs are purchased on a month-to-month basis because the Canadian cost is priced at the noonday exchange rate. Foreign currency contracts for demand costs have terms ranging up to 24 months. The gains and losses on the shorter-term currency contracts for commodity costs are recognized immediately in cost of gas. The gains and losses on the longer-term currency contracts for demand charges are subject to a regulatory deferral tariff and, as such, are recorded as a derivative asset or liability which is offset by a corresponding amount to a deferred asset or liability account.

NW Natural did not use any derivative instruments to hedge oil or propane prices or interest rates during 2001.

At Dec. 31, 2001, NW Natural had the following derivatives outstanding covering its exposures to commodity and foreign currency prices: a series of 14 natural gas price swap contracts, two natural gas price call option contracts, and 14 foreign currency forward contracts. Each of these contracts was designated as a cash flow hedge. The estimated fair values and the notional amounts of derivative instruments outstanding were as follows:

	Jan. 1, 2001		Dec. 31, 2001	
Thousands	Fair Value Gain (Loss)	Notional Amount	Fair Value Gain (Loss)	Notional Amount
Fixed-price natural gas commodity price swaps	$ 122,588	$ 106,735	$(110,935)	$ 254,209
Fixed-price natural gas call options	41,980	51,103	(832)	6,390
Foreign currency forward purchase contracts	405	34,057	(101)	10,223
Total	$ 164,973	$ 191,895	$(111,868)	$ 270,822

In 2001, NW Natural realized net gains of $57.6 million from the settlement of natural gas commodity swap and call option contracts, which were recorded as reductions to the cost of gas, compared to net gains of $56.2 million during 2000. The currency exchange rate in all foreign currency forward purchase contracts is included in NW Natural's cost of gas at settlement; therefore, no gain or loss was recorded from the settlement of those contracts. The change in value of cash flow hedge contracts, not included in regulatory recovery, is included in OCI. In 2001, the Company recognized a $0.2 million loss in OCI.

The fair value of derivative instruments at Dec. 31, 2001 (see table above) was determined using estimated or quoted market prices for the periods covered by the contracts. Market prices for the natural gas commodity-price swap and call option contracts were obtained from external sources. These third-party valuations are reviewed for reasonableness by the Company using fair value calculations for other contracts with similar terms and conditions. The market prices for the foreign currency forward contracts were based on the currency exchange rates quoted by The Bank of Canada.

As of Dec. 31, 2001, NW Natural had six natural gas commodity-price swap contracts extending beyond Dec. 31, 2002, but none extends longer than Oct. 31, 2003. None of the natural gas commodity-price call option contracts extends beyond Dec. 31, 2002.

NW Natural has entered into a contract with a third party lender to provide natural gas equipment financing to customers of NW Natural. Under the terms of this agreement, NW Natural guarantees a minimum level of return to the lender, which constitutes an embedded derivative under SFAS No. 133. This derivative is a fair value hedge, and as such any change in valuation is recognized in current earnings. NW Natural recorded a loss from this contract of less than $0.1 million for 2001.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases land, buildings and equipment under agreements that expire in various years through 2006. Rental expense under operating leases was $4.7 million, $4.9 million and $5.2 million for the years ended Dec. 31, 2001, 2000 and 1999, respectively. The table below reflects the future minimum lease payments due under non-cancelable leases at Dec. 31, 2001. Such payments total $15.3 million for operating leases. The net present value of payments on capital leases was $1.1 million after deducting imputed interest of $0.1 million. These commitments principally relate to the lease of the Company's office headquarters, underground gas storage facilities, vehicles and computer equipment.

Millions	2002	2003	2004	2005	2006	Later years
Operating leases	$ 2.9	$ 2.7	$ 2.7	$ 2.6	$ 1.0	$ 3.4
Capital leases	$ 0.9	$ 0.3	$ –	$ –	$ –	$ –
Minimum lease payments	$ 3.8	$ 3.0	$ 2.7	$ 2.6	$ 1.0	$ 3.4

Acquisition of Portland General Electric Company

On Oct. 5, 2001, NW Natural and Enron Corp., an Oregon corporation (Enron), entered into an agreement (the Stock Purchase Agreement) providing for the acquisition, by a wholly-owned subsidiary of NW Natural formed to serve as a holding company (Holding Company), of all of the issued and outstanding common stock of PGE, an Oregon corporation and wholly-owned subsidiary of Enron.

The terms of the Stock Purchase Agreement provide that Enron will sell PGE to Holding Company for $1.8 billion, comprised of $1.55 billion in cash and $250 million of equity securities to be issued to Enron ($50 million in the form of common stock and Class B common stock of Holding Company and $200 million in the form of FELINE PRIDES[SM] of Holding Company). The cash portion of the purchase price will be raised through loans to Holding Company from commercial banks and institutional lenders arranged, pursuant to a written financing commitment, by Merrill Lynch and Credit Suisse First Boston. A $75 million payment obligation from Enron to PGE, remaining from Enron's purchase of PGE in 1996, will be assumed by Holding Company. PGE will retain its approximately $1.1 billion in existing debt and preferred stock.

The proposed transaction is subject to certain conditions, including, without limitation, (i) the absence of any injunction, order, law or regulation preventing consummation of the sale of the PGE shares, (ii) receipt by Enron, NW Natural and Holding Company of required regulatory approvals, (iii) the approval of NW Natural's shareholders, (iv) the availability of the debt financing described above on the conditions stated in the Stock Purchase Agreement, (v) performance of obligations of Enron and NW Natural pursuant to the Stock Purchase Agreement, and (vi) the accuracy of Enron's and NW Natural's representations and warranties. Required regulatory approvals include the OPUC, the WUTC, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the Securities and Exchange Commission.

On Dec. 2, 2001, Enron, along with certain of its subsidiaries, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. PGE has not filed for reorganization under Chapter 11. Enron's bankruptcy filing and its impact on PGE may delay or impede the acquisition of PGE.

Purchase Commitments

NW Natural has signed agreements providing for the availability of firm pipeline capacity under which it must make fixed monthly payments for contracted capacity. The pricing component of the monthly payment is established, subject to change, by U.S. or Canadian regulatory bodies. In addition, NW Natural has entered into long-term agreements to release firm pipeline capacity. The aggregate amounts of these agreements were as follows at Dec. 31, 2001:

Thousands	Capacity Purchase Agreements	Capacity Release Agreements
2002	$ 81,175	$ 3,837
2003	72,702	3,837
2004	46,068	3,838
2005	41,663	3,838
2006	37,110	3,838
2007 through 2023	287,744	14,711
Total	566,462	33,899
Less: Amount representing interest	123,524	6,563
Total at present value	$ 442,938	$ 27,336

NW Natural's total payments of fixed charges under capacity purchase agreements in 2001, 2000 and 1999 were $86.5 million, $81.5 million and $78.2 million, respectively. Included in the amounts for 2001, 2000 and 1999 were reductions for capacity release sales totaling $3.8 million in each of these years. In addition, per-unit charges are required to be paid based on the actual quantities shipped under the agreements. In certain take-or-pay purchase commitments, annual deficiencies may be offset by prepayments subject to recovery over a longer term if future purchases exceed the minimum annual requirements.

Environmental Matters

NW Natural owns property in Linnton, Oregon that is the site of a former gas manufacturing plant that was closed in 1956 (the Linnton site). In recent years, the Linnton site has been under voluntary investigation by NW Natural for environmental contaminants under program oversight by the Oregon Department of Environmental Quality (ODEQ). NW Natural has recorded liabilities totaling $4.0 million for the estimated costs of investigation and interim remediation at the Linnton site, including consultants' fees, ODEQ oversight reimbursement and legal fees, of which $3.0 million had been spent as of Dec. 31, 2001. In 2000, NW Natural recorded a $1.4 million receivable representing an estimate of the costs for investigation and interim remediation at the Linnton site that NW Natural expects to recover from insurance.

NW Natural previously owned property adjacent to the Linnton site that now is the location of a manufacturing plant owned by Wacker Siltronic Corporation (the Wacker site). In October 2000, the ODEQ issued an order requiring Wacker and NW Natural to determine the nature and extent of releases of hazardous substances to Willamette River sediments from the Wacker site. NW Natural has recorded a liability of $0.3 million for its estimated costs of the investigation and initial remediation on the Wacker site.

In 1998, the ODEQ and the U.S. Environmental Protection Agency (EPA) completed a study of sediments in a 5.5 mile segment of the Willamette River (the Portland Harbor) that includes the area adjacent to the Linnton site and the Wacker site. In 2000, the EPA listed the Portland Harbor as a Superfund site and notified the Company that it is a potentially responsible party. NW Natural recorded a liability of $0.6 million in 2000 and, based on a revised estimate of NW Natural's share at the lower end of a range of probable liability, recorded an additional $0.5 million in 2001 for its estimated share of the costs of the remedial investigation of the Portland Harbor. Available information is insufficient to determine either the total amount of liability for investigation and remediation of the Portland Harbor or the higher end of a range for NW Natural's estimated share of that liability.

NW Natural expects that its costs of further investigation and any remediation for which it may be responsible with respect to the Linnton site, the Wacker site and the Portland Harbor Superfund site should be recoverable, in large part, from insurance. In the event these costs are not recovered from insurance, NW Natural will seek recovery through future rates.

Litigation

NW Natural is party to a lawsuit, *Northwest Natural Gas Company v. Chase Gardens, Inc.* (Lane County Circuit Court Case No. 16-91-01370), involving claims by a commercial customer. In 1995, a jury returned verdicts against NW Natural for $5.1 million on the customer's tort claim or, alternatively, for $1.9 million on its contract claim, along with a verdict in favor of NW Natural for $0.2 million on its own contract claim. In 1999, the Oregon Supreme Court ruled in NW Natural's favor on the customer's tort claim and the Oregon Court of Appeals ruled in NW Natural's favor on its contract claim. The Oregon Supreme Court initially declined to review the Court of Appeals' decision on the contract claim. On reconsideration, however, in December 2000, the Supreme Court agreed to review the Court of Appeals' decision on the contract claim.

In February 2002, the Supreme Court issued a decision adverse to NW Natural on the customer's contract claim and remanded the case to the circuit court for further proceedings. Based on the Supreme Court's February 2002 decision, NW Natural recorded charges to operating expense and interest expense totaling $2.7 million for the year ended Dec. 31, 2001, equivalent to 6 cents a diluted share, as a reserve against payment of the net judgment, related costs and post-judgment interest.

The Company is party to certain other legal actions in which claimants seek material amounts. Although it is impossible to predict the outcome with certainty, based upon the opinions of legal counsel, management does not expect disposition of these matters to have a materially adverse effect on the Company's financial position, results of operations or cash flows.

Comparative Consolidated Income Statements

UTILITY GAS REVENUES

(BY CUSTOMER CLASS)


2001
92%
5%
3%
1990
87%
2%
11%

RESIDENTIAL, COMMERCIAL AND INDUSTRIAL FIRM
INDUSTRIAL INTERRUPTIBLE
TRANSPORTATION

Revenues from residential, commercial and industrial firm sales customers have consistently exceeded 87 percent of total gas revenues since 1990.

NET INCOME

(IN MILLIONS OF DOLLARS)


$50
$40
$30
$20
$10
91 92 93 94 95 96 97 98 99 00 01

NET INCOME

REDUCTION OF $2.8 MILLION NET INCOME IN 1992 AND $14.4 MILLION NET INCOME IN 1991 FROM THE LOSS ON AGRICO COGENERATION CORPORATION.

REDUCTION OF $10.8 MILLION NET INCOME FOR FINANCIAL CORPORATION AND $1.7 MILLION FOR CANOR FROM ASSET IMPAIRMENT CHANGES IN 1998

The Company earned $50.2 million in net income in 2001, the second highest in the Company's history.

Thousands, except per share amounts (year ended December 31)	2001	2000
Operating revenues:		
Gross operating revenues*	$ 650,252	$ 532,110
Cost of sales*	374,241	274,160
Net operating revenues*	276,011	257,950
Operating expenses:		
Operations and maintenance	83,920	77,817
Taxes other than income taxes	32,240	28,351
Depreciation, depletion and amortization	49,640	47,440
Loss on cogeneration facility	–	–
Total operating expenses	165,800	153,608
Income from continuing operations*	110,211	104,342
Other income (expense)*	1,334	3,860
Interest charges – net	33,805	33,561
Income before income taxes	77,740	74,641
Income taxes	27,553	26,829
Net income from continuing operations	50,187	47,812
Discontinued segment:		
Income from discontinued segment – net of tax	–	–
Gain on sale of discontinued segment – net of tax	–	2,412
Net income	50,187	50,224
Redeemable preferred and preference stock dividend requirements	2,401	2,456
Earnings applicable to common stock	$ 47,786	$ 47,768
Average common shares outstanding	25,159	25,183
Basic earnings per share of common stock:		
From continuing operations	$ 1.90	$ 1.80
From discontinued segment	–	–
From gain on sale of discontinued segment	–	0.10
Total basic earnings per share	$ 1.90	$ 1.90
Diluted earnings per share of common stock:		
From continuing operations	$ 1.88	$ 1.79
From discontinued segment	–	–
From gain on sale of discontinued segment	–	0.09
Total diluted earnings per share	$ 1.88	$ 1.88
Dividends per share of common stock	$ 1.245	$ 1.24

See Notes to Consolidated Financial Statements.

* *Interest on deferred regulatory accounts for years prior to 1998 was reclassified from gross operating revenues or cost of sales to other income (expense).*

† *Net income from discontinued segment prior to 1996 is not available.*

1999	1998[†]	1997[†]	1996[†]	1995	1994	1993	1992	1991
$ 455,834	$ 404,390	$ 351,709	$ 370,826	$ 355,627	$ 367,861	$ 358,452	$ 274,397	$ 295,933
212,197	173,424	130,599	141,842	142,025	162,199	138,751	101,672	110,294
243,637	230,966	221,110	228,984	213,602	205,662	219,701	172,725	185,639
73,209	78,226	73,864	76,204	72,018	70,881	70,723	64,249	65,529
24,652	21,939	19,952	21,597	24,181	24,263	25,561	20,865	21,104
51,008	43,937	39,051	37,971	40,594	38,058	39,683	33,035	33,623
–	–	–	–	–	–	–	4,575	23,200
148,869	144,102	132,867	135,772	136,793	133,202	135,967	122,724	143,456
94,768	86,864	88,243	93,212	76,809	72,460	83,734	50,001	42,183
4,816	(13,723)	4,138	6,891	9,055	8,393	1,116	(542)	1,106
30,052	31,586	28,469	26,711	25,679	24,919	25,107	26,733	26,591
69,532	41,555	63,912	73,392	60,185	55,934	59,743	22,726	16,698
24,591	14,604	21,034	27,118	22,120	20,473	22,096	6,951	2,321
44,941	26,951	42,878	46,274	38,065	35,461	37,647	15,775	14,377
355	350	181	519	–	–	–	–	–
–	–	–	–	–	–	–	–	–
45,296	27,301	43,059	46,793	38,065	35,461	37,647	15,775	14,377
2,515	2,577	2,646	2,723	2,806	2,983	3,488	2,560	2,593
$ 42,781	$ 24,724	$ 40,413	$ 44,070	$ 35,259	$ 32,478	$ 34,159	$ 13,215	$ 11,784
24,976	24,233	22,698	22,391	21,817	19,943	19,611	17,864	17,547
$ 1.70	$ 1.01	$ 1.77	$ 1.95	$ 1.62	$ 1.63	$ 1.74	$ 0.74	$ 0.67
0.01	0.01	0.01	0.02	–	–	–	–	–
–	–	–	–	–	–	–	–	–
$ 1.71	$ 1.02	$ 1.78	$ 1.97	$ 1.62	$ 1.63	$ 1.74	$ 0.74	$ 0.67
$ 1.69	$ 1.01	$ 1.75	$ 1.92	$ 1.60	$ 1.61	$ 1.72	$ 0.74	$ 0.67
0.01	0.01	0.01	0.02	–	–	–	–	–
–	–	–	–	–	–	–	–	–
$ 1.70	$ 1.02	$ 1.76	$ 1.94	$ 1.60	$ 1.61	$ 1.72	$ 0.74	$ 0.67
$ 1.225	$ 1.22	$ 1.205	$ 1.20	$ 1.18	$ 1.173	$ 1.167	$ 1.147	$ 1.127

Comparative Consolidated Balance Sheets


NET UTILITY PLANT
(IN MILLIONS OF DOLLARS)
$1,000
$900
$800
$700
$600
$500
$400
$300
91 92 93 94 95 96 97 98 99 00 01

Utility plant continued to increase in 2001 as a result of customer growth and investments in technology and gas storage.


CAPITALIZATION
(IN MILLIONS OF DOLLARS)
$900
$750
$600
$450
$300
$150
91 92 93 94 95 96 97 98 99 00 01
COMMON EQUITY
PREFERRED AND PREFERENCE STOCK
LONG-TERM DEBT

$31.3 million in cash dividends were paid to common shareholders in 2001, $18 million in Medium-Term Notes were issued and $20 million in Medium-Term Notes were retired.

Thousands of dollars (December 31)	2001	2000
Assets:		
Plant and property:		
Utility plant	$ 1,465,079	$ 1,406,970
Less accumulated depreciation	514,629	478,138
Utility plant – net	950,450	928,832
Non-utility property	18,203	8,649
Less accumulated depreciation and depletion	3,677	3,451
Non-utility property – net	14,526	5,198
Total plant and property	964,976	934,030
Other investments	23,233	14,526
Current assets:		
Cash and cash equivalents	10,440	11,283
Accounts receivable – net	64,722	60,753
Accrued unbilled revenue	57,749	45,619
Inventories of gas, materials and supplies	49,337	46,883
Investment in discontinued segment	–	–
Property held for sale	–	–
Prepayments and other current assets	28,086	22,834
Total current assets	210,334	187,372
Regulatory tax assets	48,469	49,515
Deferred gas costs receivable	–	16,973
Unrealized loss on non-trading derivatives	111,641	–
Deferred debits and other	76,369	76,297
Total assets	$ 1,435,022	$ 1,278,713
Capitalization and liabilities:		
Capitalization:		
Common stock equity	$ 468,161	$ 452,309
Redeemable preference stock	25,000	25,000
Redeemable preferred stock	9,000	9,750
Total capital stock	502,161	487,059
First mortgage bonds	370,000	382,000
Unsecured debt	8,377	18,790
Secured debt	–	–
Total long-term debt	378,377	400,790
Total capitalization	880,538	887,849
Minority interest	–	–
Current liabilities:		
Notes payable	108,291	56,263
Accounts payable	70,698	110,698
Long-term debt due within one year	40,000	20,000
Taxes accrued	22,539	8,066
Interest accrued	3,658	2,696
Other current and accrued liabilities	28,396	23,638
Total current liabilities	273,582	221,361
Deferred investment tax credits	8,682	9,538
Deferred income taxes	130,424	141,656
Fair value of non-trading derivatives	111,868	–
Deferred gas costs payable	10,089	–
Regulatory liabilities and other	19,839	18,309
Total capitalization and liabilities	$ 1,435,022	$ 1,278,713

[*] Deferred gas costs were included in deferred debits or regulatory accounts prior to 1995.

1999	1998	1997	1996	1995	1994	1993	1992	1991
$ 1,331,415	$ 1,239,690	$ 1,164,499	$ 1,055,112	$ 969,075	$ 908,238	$ 840,030	$ 779,274	$ 722,069
436,386	404,117	366,607	336,141	308,702	279,112	255,282	233,385	207,165
895,029	835,573	797,892	718,971	660,373	629,126	584,748	545,889	514,904
8,548	89,050	52,422	45,689	53,807	49,586	42,764	44,629	51,265
7,654	29,927	22,843	19,388	16,997	24,456	20,646	15,480	13,161
894	59,123	29,579	26,301	36,810	25,130	22,118	29,149	38,104
895,923	894,696	827,471	745,272	697,183	654,256	606,866	575,038	553,008
16,557	16,714	35,126	34,723	37,882	37,097	34,574	40,336	33,145
10,013	7,383	6,731	8,219	7,782	8,068	4,198	7,537	46,465
43,349	47,476	39,420	40,833	34,385	42,152	43,972	33,008	27,752
31,550	34,258	23,911	22,340	21,493	20,320	25,890	20,738	18,135
33,919	21,258	17,385	14,439	14,254	14,958	16,838	15,797	17,294
29,163	–	–	–	–	–	–	–	–
16,712	–	–	–	–	–	–	–	–
18,349	16,105	17,226	12,483	12,396	10,041	16,412	8,220	8,248
183,055	126,480	104,673	98,314	90,310	95,539	107,310	85,300	117,894
51,060	56,860	56,860	57,940	60,430	60,430	62,130	–	–
20,950	27,795	28,628	–	–	*	*	*	*
–	–	–	–	–	–	–	–	–
76,878	69,191	58,859	52,620	43,472	41,982	38,156	31,160	27,447
$ 1,244,423	$ 1,191,736	$ 1,111,617	$ 988,869	$ 929,277	$ 889,304	$ 849,036	$ 731,834	$ 731,494
$ 429,596	$ 412,404	$ 366,265	$ 346,778	$ 323,552	$ 274,408	$ 258,565	$ 241,538	$ 216,280
25,000	25,000	25,000	25,000	25,000	26,252	26,633	26,766	1,869
10,564	11,499	12,429	13,749	14,840	15,950	17,041	28,218	29,148
465,160	448,903	403,694	385,527	363,392	316,610	302,239	296,522	247,297
377,000	347,000	324,000	236,000	238,000	234,000	215,000	205,458	197,596
19,379	19,738	20,303	35,838	41,945	57,076	57,931	48,308	43,499
–	–	–	–	–	–	–	–	11,900
396,379	366,738	344,303	271,838	279,945	291,076	272,931	253,766	252,995
861,539	815,641	747,997	657,365	643,337	607,686	575,170	550,288	500,292
–	16,322	–	–	–	–	–	–	–
94,149	87,264	89,317	50,058	28,832	53,654	72,548	47,109	88,619
68,163	56,039	58,775	64,795	41,784	48,517	44,318	40,282	43,789
10,000	10,000	16,000	26,000	21,000	1,000	–	2,138	2,125
4,101	7,486	4,656	3,196	10,281	6,584	6,757	4,790	3,631
4,673	6,204	6,058	5,396	4,617	4,570	4,438	6,792	7,070
39,153	23,477	21,390	19,418	13,204	11,757	10,180	9,387	6,742
220,239	190,470	196,196	168,863	119,718	126,082	138,241	110,498	151,976
10,393	11,248	11,949	11,668	12,493	13,530	14,567	15,603	16,658
136,150	140,310	139,953	123,625	118,692	112,433	104,300	34,929	34,989
–	–	–	–	–	–	–	–	–
–	–	–	8,058	19,914	*	*	*	*
16,102	17,745	15,522	19,290	15,123	29,573	16,758	20,516	27,579
$ 1,244,423	$ 1,191,736	$ 1,111,617	$ 988,869	$ 929,277	$ 889,304	$ 849,036	$ 731,834	$ 731,494

Comparative Financial Statistics

EARNINGS PER SHARE

(IN DOLLARS)


$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
91 92 93 94 95 96 97 98 99 00 01

DILUTED EARNINGS PER SHARE

REDUCTION OF 16 CENTS PER SHARE IN 1992 AND 82 CENTS PER SHARE IN 1991 FROM THE LOSS ON AGRICO COGENERATION CORPORATION

LOSS OF 50 CENTS PER SHARE IN 1998 DUE TO ASSET IMPAIRMENT CHARGES

Diluted earnings of $1.88 per share in 2001 matched the record for the second highest earnings set in 2000.

YEAR-END MARKET PRICE AND BOOK VALUE PER SHARE

(IN DOLLARS)


$35
$30
$25
$20
$15
$10
96 97 98 99 00 01

MARKET PRICE PER SHARE

BOOK VALUE PER SHARE

The year-end market-to-book ratio averaged 1.52x over the past five years. Total return to shareholders from dividends paid and market appreciation averaged 6.4 percent per year for this period.

	2001	2000
Common stock		
Ratios – year-end:		
Price/earnings ratio	**13.4**	13.9
Dividend yield at year-end rate – %	**4.9**	4.7
Dividend payout – %	**65.5**	65.3
Return on average common equity – %	**10.4**	10.8
Per share data – ($):		
Basic earnings	**1.90**	1.90
Diluted earnings	**1.88**	1.88
Dividends paid	**1.245**	1.240
Dividend rate at year-end	**1.26**	1.24
Book value at year-end	**18.56**	17.93
Market price:		
High	**26.69**	27.50
Low	**21.65**	17.75
Year-end	**25.50**	26.50
Average	**23.666**	22.147
Number of shares of common stock outstanding (000):		
Year-end	**25,228**	25,233
Average	**25,159**	25,183
Coverage data – times earned		
Fixed charges – Securities and Exchange Commission	**3.14**	3.14
Fixed charges – Standard & Poor's	**3.30**	3.16
Utility plant		
Capital expenditures (000)	**$ 71,943**	$ 80,444
Depreciation – % of average depreciable utility plant	**3.5**	3.5
Accumulated depreciation – % of depreciable utility plant	**36.0**	34.9
Capital structure – year-end (%)		
(Exclusive of current portion of long-term debt)		
First mortgage bonds	**42.0**	44.1
Unsecured debt	**1.0**	1.0
Secured debt	**–**	–
Total long-term debt	**43.0**	45.1
Redeemable preferred stock	**1.0**	1.1
Redeemable preference stock	**2.8**	2.8
Common stock equity	**53.2**	51.0
Total capital stock	**57.0**	54.9
Total capital structure	**100.0**	100.0
Effective tax rate		
Effective tax rate – % of pretax income	**35**	36

** Includes losses of $0.16 per share in 1992 and $0.82 per share in 1991 on Agrico Cogeneration Corporation, and losses of $0.50 per share in 1998 due to asset write-downs for Financial Corporation and Canor.*

1999	1998	1997	1996	1995	1994	1993	1992	1991
12.9	25.4*	17.4	12.2	13.6	12.1	13.1	25.7*	28.5*
5.6	4.7	3.9	5.0	5.5	6.0	5.1	6.0	6.0
71.6	119.6*	67.7	60.9	73.1	72.1	67.0	155.0*	167.3*
10.2	6.4*	11.3	13.0	11.8	12.2	13.7	5.8*	5.4*
1.71	1.02*	1.78	1.97	1.62	1.63	1.74	0.74*	0.67*
1.70	1.02	1.76	1.94	1.60	1.61	1.72	0.74	0.67
1.225	1.22	1.205	1.20	1.18	1.173	1.167	1.147	1.127
1.24	1.22	1.22	1.20	1.20	1.173	1.173	1.147	1.147
17.12	16.59*	16.02	15.37	14.55	13.63	13.08	12.41*	12.23*
27.875	30.75	31.25	25.75	22.667	24.333	25.333	22.50	22.167
19.50	24.25	23.125	20.833	18.667	19.00	19.00	17.667	16.833
21.938	25.875	31.00	24.00	22.00	19.667	22.833	19.00	19.167
24.629	27.248	25.292	23.054	20.75	21.25	22.167	20.00	18.917
25,092	24,853	22,864	22,555	22,243	20,129	19,766	19,460	17,678
24,976	24,233	22,698	22,391	21,817	19,943	19,611	17,864	17,547
3.12	2.20*	2.99	3.53	3.15	3.08	3.22	1.81*	1.59*
3.19	2.72	3.05	3.71	2.87	2.98	3.47	2.08	2.51
$ 109,144	$ 80,022	$ 115,886	$ 83,400	$ 67,163	$ 77,668	$ 70,404	$ 60,709	$ 58,362
4.0	3.9	3.8	3.8	4.2	4.1	4.1	4.0	4.2
33.4	33.2	32.6	33.2	32.8	31.7	31.1	30.4	29.3
43.6	42.6	43.3	35.9	37.0	38.5	37.4	37.3	39.5
2.3	2.4	2.7	5.5	6.5	9.4	10.1	8.8	8.7
–	–	–	–	–	–	–	–	2.4
45.9	45.0	46.0	41.4	43.5	47.9	47.5	46.1	50.6
1.2	1.4	1.7	2.1	2.3	2.6	3.0	5.1	5.8
2.9	3.1	3.3	3.8	3.9	4.3	4.6	4.9	0.4
50.0	50.5	49.0	52.7	50.3	45.2	44.9	43.9	43.2
54.1	55.0	54.0	58.6	56.5	52.1	52.5	53.9	49.4
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
35	35	33	37	37	37	37	31	14

Comparative Operating Statistics


CUSTOMER GROWTH
1991-2001
(IN THOUSANDS OF CUSTOMERS)
25
20
15
10
5
91 92 93 94 95 96 97 98 99 00 01

The Company added 17,525 new customers in 2001. The customer base has grown at a compound annual rate of 4.4 percent over the past 10 years.


COST OF GAS PURCHASED
(IN CENTS PER THERM)
$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
91 92 93 94 95 96 97 98 99 00 01

Cost of gas, including demand charges, increased 25 percent in 2001 and was 115 percent higher than 10 years ago.


HEAT REQUIREMENTS
(IN HEATING DEGREE DAYS)
4,500
4,300
4,100
3,900
3,700
3,500
91 92 93 94 95 96 97 98 99 00 01
DEGREE DAYS
20-YEAR AVERAGE DEGREE DAYS

Weather conditions in NW Natural's service area have been warmer than the rolling 20-year average in five of the past 10 years.

Selected utility data	**2001**	2000
Customers at year-end		
Residential	**485,207**	468,087
Commercial	**55,096**	54,684
Industrial firm	**383**	384
Industrial interruptible	**148**	126
Total sales customers	**540,834**	523,281
Transportation customers	**97**	125
Total customers	**540,931**	523,406
Gas sales and transportation deliveries (000 therms)		
Residential	**350,065**	356,375
Commercial	**242,293**	250,380
Industrial firm	**79,778**	76,559
Industrial interruptible	**63,597**	56,632
Total gas sales	**735,733**	739,946
Transportation	**385,783**	431,136
Unbilled therms	**1,771**	8,691
Total volumes delivered	**1,123,287**	1,179,773
Operating revenues and cost of sales (000)		
Sales revenues:		
Residential	**$ 329,905**	$ 280,642
Commercial	**190,236**	159,660
Industrial firm	**49,662**	37,378
Industrial interruptible	**34,283**	23,483
Total gas sales revenues	**604,086**	501,163
Transportation	**20,637**	21,491
Unbilled revenues	**13,774**	12,661
Other*	**(2,325)**	(3,976)
Total utility operating revenues*	**636,172**	531,339
Cost of gas*	**364,699**	273,978
Net utility operating revenues*	**271,473**	257,361
Non-utility net operating revenues	**4,538**	589
Net operating revenues	**$ 276,011**	$ 257,950
Customer data		
Heat requirements:		
Actual degree days	**4,325**	4,418
20-year average degree days	**4,202**	4,197
Average use per customer in therms:		
Residential	**738**	781
Commercial	**4,435**	4,670
Average rate per therm (cents):		
Residential	**94.2**	78.7
Commercial	**78.5**	63.8
Industrial firm	**62.2**	48.8
Industrial interruptible	**54.0**	41.5
Total sales	**82.1**	67.7
Gas purchases (000 therms)	**739,620**	745,582
Gas purchased cost per therm – net (cents)	**47.19**	37.68
Average sendout cost of gas (cents)*	**49.45**	36.60
Maximum day firm sendout (000 therms)	**4,247**	4,071
Maximum day total sendout (000 therms)	**5,996**	5,759
Payroll (000)		
Operating	**$ 40,856**	$ 38,979
Construction and other	**25,626**	24,756
Total	**$ 66,482**	$ 63,735
Utility employees	**1,284**	1,315
Number of customers served by each operating employee	**671**	646

* *Interest on deferred regulatory accounts for years prior to 1998 was reclassified from gross operating revenues or cost of sales to other income (expense).*

1999	1998	1997	1996	1995	1994	1993	1992	1991
447,659	425,606	407,061	385,213	363,903	346,950	329,157	311,216	295,955
52,870	51,159	50,315	47,309	45,402	44,078	42,657	41,156	39,805
388	411	403	407	410	401	396	381	367
115	108	122	119	143	142	153	90	60
501,032	477,284	457,901	433,048	409,858	391,571	372,363	352,843	336,187
131	123	120	121	91	67	64	135	171
501,163	477,407	458,021	433,169	409,949	391,638	372,427	352,978	336,358
352,969	315,686	306,356	306,310	256,462	260,218	267,818	206,131	233,079
252,382	229,124	225,249	225,115	196,723	201,925	209,642	169,406	189,384
84,630	87,275	84,523	91,122	82,958	81,348	80,588	67,847	65,535
52,938	51,521	53,929	63,261	84,173	89,899	66,370	22,399	13,155
742,919	683,606	670,057	685,808	620,316	633,390	624,418	465,783	501,153
480,570	446,165	440,452	410,062	379,116	364,461	415,367	595,397	591,171
(9,343)	8,645	3,615	3,759	4,946	(7,519)	3,844	4,163	(16,943)
1,214,146	1,138,416	1,114,124	1,099,629	1,004,378	990,332	1,043,629	1,065,343	1,075,381
$ 242,952	$ 205,388	$ 177,835	$ 183,802	$ 165,662	$ 176,510	$ 168,217	$ 124,834	$ 142,056
139,425	117,889	100,677	104,582	99,079	108,452	103,476	78,614	90,263
35,857	34,303	27,025	30,672	31,268	34,443	31,340	24,867	25,222
17,182	15,337	13,944	17,097	24,113	27,361	18,884	6,920	3,352
435,416	372,917	319,481	336,153	320,122	346,766	321,917	235,235	260,893
21,351	19,958	22,029	22,533	16,650	14,702	17,892	25,564	29,424
(2,671)	8,314	1,647	1,627	1,173	(5,571)	5,153	2,603	(9,362)
1,194	2,617	7,884	9,824	9,411	429	2,625	2,812	113
455,290	403,806	351,041	370,137	347,356	356,326	347,587	266,214	281,068
212,021	173,242	130,381	141,789	142,025	162,437	138,751	101,489	107,093
243,269	230,564	220,660	228,348	205,331	193,889	208,836	164,725	173,975
368	402	450	636	8,271	11,773	10,865	8,000	11,664
$ 243,637	$ 230,966	$ 221,110	$ 228,984	$ 213,602	$ 205,662	$ 219,701	$ 172,725	$ 185,639
4,256	4,011	4,092	4,427	3,779	4,020	4,452	3,662	4,248
4,193	4,234	4,264	4,273	4,306	4,324	4,313	4,354	4,379
810	749	777	823	726	776	844	685	812
4,851	4,540	4,670	4,874	4,420	4,680	5,029	4,214	4,874
68.8	65.1	58.0	60.0	64.6	67.8	62.8	60.6	60.9
55.2	51.5	44.7	46.5	50.4	53.7	49.4	46.4	47.7
42.4	39.3	32.0	33.7	37.7	42.3	38.9	36.7	38.5
32.5	29.6	25.9	27.0	28.6	30.4	28.5	30.9	25.5
58.6	54.6	47.7	49.0	51.6	54.7	51.6	50.5	52.1
773,258	712,602	702,820	692,894	640,976	642,607	628,172	455,343	498,916
27.85	25.09	24.05	22.25	20.67	23.44	23.11	23.76	21.91
28.90	25.03	19.35	20.56	22.71	25.95	22.08	21.60	22.12
4,170	6,260	4,450	6,020	4,359	3,913	4,047	3,432	3,390
6,211	7,526	5,746	7,446	5,701	5,285	5,479	5,300	4,696
$ 38,066	$ 37,573	$ 35,669	$ 34,037	$ 33,669	$ 33,888	$ 33,539	$ 30,398	$ 28,898
24,322	24,625	24,630	22,920	22,074	20,795	21,056	19,802	18,392
$ 62,388	$ 62,198	$ 60,299	$ 56,957	$ 55,743	$ 54,683	$ 54,595	$ 50,200	$ 47,290
1,275	1,303	1,337	1,304	1,288	1,338	1,293	1,328	1,276
643	611	583	560	533	478	469	437	431



NW Natural's Board of Directors gathers outside the Board Room at NW Natural's headquarters in Portland. Standing at the base of the stairs are (left to right) Richard L. Woolworth, Tod R. Hamachek, Benjamin R. Whiteley, Richard G. Reiten, Robert L. Ridgley, Thomas E. Dewey, Jr., and Russell F. Tromley. Second row (left to right): Randall C. Papé, Mary Arnstad, and Melody C. Teppola. Top row (left to right): Dwight A. Sangrey and Wayne D. Kuni.

Mary Arnstad, 53
President, Arnstad & Associates, Inc.
(Management and marketing consulting services)
Bend, Oregon
[1992] (2) (5)

Thomas E. Dewey, Jr., 69
Member
McFarland Dewey & Co., LLC
(Investment banking firm)
New York, N.Y.
[1986] (2) (6)

Tod R. Hamachek, 56
Chairman and Chief Executive Officer
Penwest Pharmaceuticals Company
(Development of pharmaceutical drug delivery products and technologies)
Patterson, New York
[1986] (3) (4)

Wayne D. Kuni, 71
Chairman
Kuni Enterprises
(Automobile dealerships)
Beaverton, Oregon
[1980] (1) (2) (3) (6)

Randall C. Papé, 51
President and Chief Executive Officer
The Papé Group, Inc.
(Sales and service of capital equipment)
Eugene, Oregon
[1996] (3) (4) (5)

Richard G. Reiten, 62
Chairman of the Board and
Chief Executive Officer
NW Natural
Portland, Oregon
[1996] (1)

Robert L. Ridgley, 68
Retired Chairman of the Board
NW Natural
Vancouver, Washington
[1984] (1) (4) (5) (6)

Dwight A. Sangrey, 61
Business Development Consultant
(Information technology, engineering and health care)
Portland, Oregon
[1992] (2) (5)

Melody C. Teppola, 59
Managing Partner
National Builders Hardware Company
(Regional and national distributor of builders hardware, decorative plumbing and woodworking machinery)
Portland, Oregon
[1987] (1) (4) (5)

Russell F. Tromley, 62
President and Chief Executive Officer
Tromley Industrial Holdings, Inc.
(Manufacturer of foundry equipment and distribution of nonferrous metals)
Tualatin, Oregon
[1994] (2) (6)

Benjamin R. Whiteley, 72
Chairman and CEO Retired
Standard Insurance Company
(A financial services company)
Portland, Oregon
[1989] (1) (3)

Richard L. Woolworth, 60
Chairman and CEO
The Regence Group
(Regional affiliation of health plans)
Portland, Oregon
[2000] (2) (6)

[Year elected to the board]
(1) Executive Committee
(2) Audit Committee
(3) Organization and Executive Compensation Committee
(4) Retirement and Pension Committees
(5) Environmental Policy Committee
(6) Finance Committee

Equal Employment Opportunity Policy Statement

It is the policy of NW Natural to grant equal employment opportunity to all of its employees and its applicants for employment in a manner that assures full compliance with applicable local, state and federal laws and regulations. This means that in all matters related to employment and application for employment, NW Natural shall afford everyone equal treatment regardless of race, color, religion, national origin, age, gender, sexual orientation, or disability. This policy is applicable to terms and conditions of employment, rates of compensation, training, participation in Company-sponsored programs, and opportunity for advancement.

It is the objective of NW Natural to attain reasonable parity throughout the Company between the ethnic mix and gender of its employees and the labor force from which its jobs can be filled.

The Vice President of Human Resources has the prime responsibility for developing, implementing, and administering an affirmative action plan through the Human Resources Department to assure that the required action by all levels of management is taken to achieve the objectives as stated above.

The responsibilities include, but are not limited to:

1. Ensuring that hiring, promotion, transfer, and salary administration practices are fair, uniformly practiced, and consistent with Company policy.

2. Ensuring that Company policies pertaining to equal employment opportunities are stated in a clear and concise manner and that they are communicated to all levels within the organization.

3. Reviewing the results of the program and assisting in providing remedial action to alleviate any problems.

Each representative of management is responsible for affirmative action.

Adopted by NW Natural Officers, 1996

IN MEMORIAM

Ralph J. Voss
1910 – 2002
Director 1969 – 1983

Corporate Officers

Bruce R. DeBolt, 54 [1980]
Senior Vice President, Finance, and Chief Financial Officer (1990-)
Senior Vice President, Finance and Administration and General Counsel (1987-1990)
Vice President and General Counsel (1983-1987)





Gregg S. Kantor, 44 [1996]
Vice President, Public Affairs and Communications (1998-)
Director, Public Affairs and Communications (1996-1997)
Principal, Kantor & Associates (1994-1996)

Mark S. Dodson, 57 [1997]
President, Chief Operating Officer (2001-)
General Counsel (1997-)
Senior Vice President, Public Affairs (1997-2001)
Partner, Ater Wynne Hewitt Dodson & Skerritt LLP (1981-1997)





Michael S. McCoy, 58 [1969]
Executive Vice President, Customer and Utility Operations (2000-)
Senior Vice President, Customer and Utility Operations (1999-2000)
Senior Vice President, Customer Services (1992-1999)

Lea Anne Doolittle, 46 [2000]
Vice President, Human Resources (2000-)
Director of Compensation, PacifiCorp (1993-2000)
Director of Human Resources, Planning and Development, PacifiCorp (1990-1993)





Richard G. Reiten, 62 [1995]
Chairman of the Board (2000-)
Chief Executive Officer (1997-)
President (1996-2001)
President and Chief Operating Officer, Portland General Electric Company (1992-1995)

Stephen P. Feltz, 46 [1982]
Treasurer and Controller (1999-)
Assistant Treasurer and Manager, General Accounting (1996-1999)





C. J. Rue, 56 [1974]
Secretary (1982-)
Assistant Treasurer (1987-)

[Date joined NW Natural]

Corporate Information

Notice of Annual Meeting
The 2002 Annual Meeting will be held at 2 p.m. Thursday, May 23, at the DoubleTree Hotel-Portland-Lloyd Center, 1000 N.E. Multnomah Street, Portland, Oregon. A meeting notice and proxy statement will be sent to all shareholders in mid-April.

Form 10-K
The Company will provide its shareholders, without charge, a copy of the 2001 Annual Report on Form 10-K to the Securities and Exchange Commission. Requests should be made to the Corporate Secretary.

Stock Transfer Agent and Registrar
For all Preferred, Preference and Common Stock Issues:
NW Natural
220 N.W. Second Avenue
Portland, Oregon 97209
Attention: Shareholder Services

Trustee, Conversion and Interest Paying Agent
For Convertible Debentures:
The Bank of New York
Corporate Debt Operations, Floor 7-E
101 Barclay Street
New York, New York 10286
(800) 254-2826

Trustee and Bond Paying Agent
For all bond issues:
BT Services Tennessee Inc.
Security Holder Relations
P.O. Box 305050
Nashville, Tennessee 37230
(800) 735-7777

Common Stock Prices
Through July 26, 2000, the Company's common stock was traded on the Nasdaq National Market System using the symbol NWNG. On July 27, 2000, the common stock was listed and began trading on the New York Stock Exchange using the symbol NWN. The quarterly high and low trading range during 2000 and 2001 was:

2001

Quarter	High	Low
1	26.690	23.050
2	25.250	21.650
3	25.850	22.390
4	26.300	22.000

2000

Quarter	High	Low
1	22.500	17.750
2	23.875	18.875
3	24.625	21.625
4	27.500	21.875

Dividend Reinvestment Plan
Common shareholders of record may reinvest all or part of their dividends in additional shares under the Company's plan. Cash purchases also may be made at the current market price under this plan, and no brokerage fees will be charged. A prospectus will be sent to any registered shareholder on request.

Dividend Payment Dates
February 15, 2002
May 15, 2002
August 15, 2002
November 15, 2002



James R. Boehlke
Investor Relations
(503) 721-2451
(800) 422-4012,
Ext. 2451
jrb@nwnatural.com



Linda R. Williams
Shareholder Services
(503) 220-2590
(800) 422-4012,
Ext. 3402
lrw@nwnatural.com



NW Natural
220 N.W. Second Avenue
Portland, Oregon 97209
(503) 226-4211
(800) 422-4012
www.nwnatural.com

Quarterly Financial Information (unaudited)

Dollars (thousands except per share amounts)	Quarter ended March 31	June 30	Sept. 30	Dec. 31	Total
2001					
Operating revenues	217,341	118,150	78,359	236,402	650,252
Net operating revenues	91,653	54,726	37,067	92,565	276,011
Net income (loss)	25,907	4,865	(4,976)	24,391	50,187
Basic earnings (loss) per share	1.00	0.17	(0.22)	0.94	1.90*
Diluted earnings (loss) per share	0.99	0.17	(0.22)	0.93	1.88*
2000					
Operating revenues	186,649	86,136	61,255	198,070	532,110
Net operating revenues	93,088	45,886	35,566	83,410	257,950
Net income (loss) from continuing operations	29,192	2,498	(4,868)	20,990	47,812
Gain (loss) on sale of discontinued segment	2,470	(35)	(17)	(6)	2,412
Net income (loss)	31,662	2,463	(4,885)	20,984	50,224
Basic earnings (loss) per share	1.24	0.07	(0.22)	0.81	1.90*
Diluted earnings (loss) per share	1.22	0.07	(0.22)	0.80	1.88*

* *Quarterly earnings per share are based upon the average number of common shares outstanding during each quarter. Because the average number of shares outstanding has changed in each quarter shown, the sum of quarterly earnings may not equal earnings per share for the year. Variations in earnings between quarterly periods are due primarily to the seasonal nature of the Company's business.*

Forward-looking statements
The Company's future operating results will be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including governmental policy and regulatory action, the competitive environment, economic factors and weather conditions. Some statements in this annual report may be forward-looking, and actual results may differ materially as a result of these uncertainties. For a more complete description of these uncertainties and risk factors, please refer to the Company's filings with the Securities and Exchange Commission on Forms 10-K and 10-Q.

Design Graphic Solutions Cover Photo Dennis Frates Feature Photography Charlie Borland Portrait/Shareholder ...
Production Grapheon Design Printing Graphic Arts Center Printed on recycled stock





NW Natural

220 NW Second Avenue
Portland, Oregon 97209
www.nwnatural.com